Exhibit 99.1

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	)	CHAPTER 11
)
CDC CORPORATION	)	CASE NO. 11-79079-PWB
)
)

SECOND AMENDED JOINT PLAN OF REORGANIZATION

FOR CDC CORPORATION

Dated: August 29, 2012

Filed by: CDC Corporation, Debtor and Debtor in Possession, and Official

Committee of Equity Security Holders of CDC Corporation

Attorneys for the Debtor:

Gregory D. Ellis

James C. Cifelli

Sharon K. Kacmarcik

Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.

3343 Peachtree Road, N.E., Suite 550

Atlanta, GA 30326

(404) 262-7373

Attorneys for the Committee

Jeffrey W. Kelley

Stephen S. Roach

Troutman Sanders, LLP

Bank of America Plaza

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308-2216

(404) 885-3000

ii

iii

PLAN INTRODUCTION

COME NOW CDC Corporation, debtor and debtor in possession in the above-captioned case, and the Official Committee of Equity Security Holders of CDC Corporation and propose this First Amended Joint Plan of Reorganization for the resolution of the outstanding Claims against, and Equity Interests in, the Debtor. Capitalized terms used herein shall have the meanings ascribed to such terms in Article 1.1 of this Plan. The Debtor and Equity Committee are the proponents of this Plan within the meaning of Section 1129 of the Bankruptcy Code.

ARTICLE I

DEFINITIONS AND GENERAL PROVISIONS

Section 1.1 Definitions. For purposes of this Plan, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined shall have the meanings ascribed to them in this Article 1.1 of this Plan. Any term used in this Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules.

“Acceptance” or “Accept” means acceptance of the Plan by a Class of holders of Claims or Equity Interests pursuant to Bankruptcy Code Section 1126(c) or (d).

“Administrative Claim” means a Claim against Debtor for costs and expenses of administration under Bankruptcy Code Section 503(b) entitled to priority in payment under Bankruptcy Code Section 507(a), including but not limited to: (a) the actual and necessary costs and expenses incurred after the Petition Date for preserving the Estate and/or operating Debtor’s businesses; (b) cure costs associated with the assumption or assumption and assignment of contracts and unexpired leases pursuant to Bankruptcy Code Section 365; and (c) all fees and charges assessed against the Estate under Section 1930 of Title 28 of the United States Code. The term “Administrative Claim” as used herein shall exclude all Fee Claims.

“Administrative Claims Bar Date” means, with respect to creditors who assert a Claim arising between the Petition Date and the Confirmation Date against Debtor, the first Business Day after the date that is sixty (60) days after the Confirmation Date.

“Affiliate” has the meaning set forth in Bankruptcy Code Section 101(2). For purposes of the Plan and the definition of Related Persons, an Affiliate of a Person shall also include another Person controlling, controlled by or under common control with such first Person. For purposes of this definition, “control” means, when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Allowed” or “Allowed Claim” means a Claim that is not a Disputed Claim and is allowed under the Plan and, therefore, is not subject to disallowance, defense, reduction, avoidance, setoff, or subordination of any kind. The term “Allowed” or “Allowed Claim” also means any Claim to the extent: (a) such Claim is scheduled by Debtor pursuant to the Bankruptcy Code and Bankruptcy Rules in a liquidated amount and not listed as contingent, unliquidated, zero, undetermined or disputed; or (b) a proof of such Claim was timely filed with the Bankruptcy Court pursuant to the Bankruptcy Code, the Bankruptcy Rules and/or any applicable Final Order, or late filed, but with leave of the Bankruptcy Court, deemed timely, and, in either case, (i) is not objected to within the period fixed by the Bankruptcy Code, the Bankruptcy Rules and/or applicable orders of the Bankruptcy Court or (ii) has otherwise been allowed by a Final Order. An Allowed Claim includes a previously Disputed Claim to the extent such Disputed Claim becomes Allowed when the context so requires.

“Allowed Equity Interest” means a Common Share, a Restricted Stock Award, an Equity Right, or an Option Interest that is not a Disputed Equity Interest or a Subordinated Equity Interest and that is not subject to, among other things, reduction, offset or disallowance on account of any counterclaims, Avoidance Actions, or Subordination Actions.

“APOL” means Asia Pacific On-line Limited (a/k/a Asia Pacific On-Line Limited), a Cayman Islands exempted company.

“APOL Releasees” shall have the meaning ascribed to such term in Section 11.9 of the Plan.

“APOL Settlement Agreement” means that certain Settlement Agreement dated as of July 13, 2012, and entered into by and among the Debtor, the Equity Committee, APOL, Nicola Chu Ming Nga, and Anthony Ip.

“APOL Settlement Agreement Affiliates” means the following: Graceful Winners Trust; IP Ren Haw, Antony; IP Ren Yi, Melissa; IP Ren Huey, Laura; IP Ren San, Kelly; IP Ren Jun, Ethan; Nicola Investments Holdings Limited; and US Asian Investments Corporation.

“Assets” means (a) all assets, properties and rights of every kind, nature, character and description (whether real, personal, or mixed, whether tangible or intangible, contract rights, wherever situated and by whomever possessed, including the goodwill related thereto), of or owned by Debtor or the Estate, including all property that constitutes property of the Estate within the meaning of Bankruptcy Code Section 541, including, without limitation, any and all Estate Causes of Action or rights of Debtor under federal, state, or foreign law; and (b) the proceeds, products, rents and profits of any of the foregoing.

“Available Cash” means all Cash held by the Liquidation Trust after funding of Effective Date Available Cash and such additional Cash that is available from time to time to the Liquidation Trust from the disposition, sale or other proceeds of the Trust Assets, for payment of Liquidation Trust Expenses and/or for distribution to Beneficiaries after payment of Liquidation Trust Expenses, and net of Reserves for Disputed Equity Interests and for anticipated Liquidation Trust Expenses, all as determined by the Liquidation Trustee in accordance with the Plan.

“Avoidance Actions” means any claims, rights, defenses, or other causes of action arising under Chapter 5 of the Bankruptcy Code, including without limitation, Bankruptcy Code

Sections 502, 510, 541, 542, 543, 544, 545, 547, 548, 549, 550, 551 and 553, or under similar state or federal statutes and common law, including state fraudulent transfer or preference laws, whether or not prosecution of such actions has commenced as of the Confirmation Date or the Effective Date.

“Ballot” means the ballot to be used by holders of Equity Interests to vote to accept or reject the Plan.

“Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101, et seq., and as such title has been, or may be, amended from time to time, to the extent that any such amendment is applicable to the Chapter 11 Case.

“Bankruptcy Court” means the United States Bankruptcy Court for the Northern District of Georgia, or such other court having jurisdiction over the Chapter 11 Case or any proceeding within, or appeal of an order entered in, the Chapter 11 Case.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, the Official Bankruptcy Forms and the local rules and general orders of the Bankruptcy Court, and as each has been, or may be, amended from time to time, to the extent that any such amendment is applicable to the Chapter 11 Case.

“Beneficial Interest” shall have the meaning ascribed to such term in Section 5.3(b) of the Plan.

“Beneficiary” and “Beneficiaries” mean the holders of Allowed Equity Interests in Class 3A and Class 3B.

“Business Day” means any day, other than a Saturday, Sunday or a “legal holiday” (as such term is defined by Bankruptcy Rule 9006(a)).

“Cash” means money that is legal tender of the United States of America or the indubitable equivalent thereof.

“Causes of Action” means any and all claims, rights, defenses, offsets, recoupments, actions in law or equity or otherwise, causes of action, choses in action, suits, damages, rights to legal or equitable remedies, judgments, third-party claims, counterclaims and cross-claims against any Entity or Person, whether arising under the Bankruptcy Code or federal, state, common, or other law, regardless of whether the subject of pending litigation or proceedings on the Confirmation Date, the Effective Date, or thereafter, including but not limited to: (a) all Avoidance Actions; (b) all other claims in avoidance, recovery, or subordination; and (c) all other actions described in the Disclosure Statement, any of the Schedules, or the Plan, including, without limitation, any Subordination Action.

“CDC Software” means CDC Software Corporation, a Cayman Islands exempted company.

“CDC Software Claim” means the proof of claim filed by CDC Software on May 2, 2012, Claim No. 32, in the Chapter 11 Case.

“CDC Software Shares” means the 23,789,362 Class B Ordinary Shares previously owned by Software International of the capital stock of CDC Software.

“Chapter 11 Case” means the bankruptcy case of CDC Corporation, pending before the Bankruptcy Court, and bearing case number 11-79079 (PWB).

“China.com” means China.com, Inc., a Cayman Islands exempted company.

“China.com Board Members” means Wong Kwong Chi (Simon Wong), Dr Cheng Loi (Sammy Cheng), Dr Ch’ien Kuo Fung (Raymond Ch’ien), Mao Hongcheng, Chen Mouhua, Wang Cheung Yue (Fred Wang), Anson Wang, and Li On-kwok (Victor Li), in their capacity as members of the board of directors of China.com and only in such capacity.

“Claim” has the meaning ascribed to such term in Bankruptcy Code Section 101(5).

“Claims Objection Deadline” means the last day for filing objections to Claims as provided in Article X of the Plan.

“Class” means a category of holders of Claims or Equity Interests, as described in Article IV of the Plan.

“Common Share” means the 35,634,820 shares of Class A common shares of the Debtor issued and outstanding as of the Petition Date as adjusted for splits, excluding those Class A common shares that were issued, vested or otherwise converted as a result of any Restricted Stock Awards or Option Interests listed on Exhibit 1.

“Confirmation” means confirmation of the Plan pursuant to the Bankruptcy Code Section 1129.

“Confirmation Date” means the date upon which the Confirmation Order is entered on the docket maintained by the Bankruptcy Court pursuant to Bankruptcy Rule 5003.

“Confirmation Hearing” means the hearing before the Bankruptcy Court at which the Plan is confirmed.

“Confirmation Order” means the order of the Bankruptcy Court confirming the Plan pursuant to Bankruptcy Code Section 1129.

“Creditor” has the meaning ascribed to such term in Bankruptcy Code Section 101(10).

“CRO” means Finley, Colmer and Company and its designee, Marcus A. Watson, appointed by the Bankruptcy Court as the Chief Restructuring Officer in the Chapter 11 Case.

“Debtor” means CDC Corporation, a Cayman Islands exempted company, as debtor and debtor in possession in the Chapter 11 Case.

“Disallowed” means a Claim or any portion thereof that: (a) has been disallowed or expunged by a Final Order; (b) has been withdrawn, in whole or in part, by the holder thereof or by agreement with Debtor, the Disbursing Agent, or the Liquidation Trustee; (c) is scheduled in the Schedules at zero or as contingent, disputed or unliquidated and as to which no proof of Claim has been filed by the applicable bar date or deemed timely filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order; or (d) is not scheduled in the Schedules and as to which no proof of Claim has been timely filed by the applicable bar date or deemed timely filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order

“Disbursing Agent” means Marcus A. Watson, in his capacity as a disbursing agent. In his role as Disbursing Agent, the Disbursing Agent shall hold Cash as agent only, and shall not have any ownership interest in such cash, stock or interests, nor shall the Disbursing Agent be acting in any way on behalf of the Debtor.

“Disbursing Agent Expenses” means all expenses, costs, fees, debts, charges, taxes, liabilities and obligations incurred by the Disbursing Agent (and any Professional Persons retained) including, without limitation, the compensation, and professional fees and expenses, payable to the Disbursing Agent and/or to those Professional Persons retained or engaged by the Disbursing Agent to assist in the implementation and/or consummation of the terms of, and/or the activities and/or transactions contemplated by the Plan, and/or any and all professional fees, costs, expenses of or related to taking possession of, holding, maintaining, transferring, or distributing Assets to holders of Claims or the Liquidation Trust.

“Disclosure Statement” means the disclosure statement with respect to the Plan, including all exhibits, appendices, schedules and annexes attached thereto, approved by the Bankruptcy Court pursuant to Bankruptcy Code Section 1125, as it may be altered, amended, supplemented or modified from time to time, and distributed in accordance with Bankruptcy Code Sections 1125 and 1126 and Bankruptcy Rule 3018.

“Disputed” or “Disputed Claim” means any Claim that: (a) is objected to in whole or in part on or before any applicable deadline or for which a request for estimation has been timely filed in accordance with the Plan or the Bankruptcy Code and as to which no Final Order Allowing such Claim has been entered; or (b) is held by an Entity or Person that, as of the Effective Date, is adverse to the Estate in any litigation or contested matter pending or which the Disbursing Agent or Liquidation Trustee believes at the time of a distribution in good faith is reasonably likely to be asserted at the time of a distribution and as to which no Final Order resolving such litigation or contested matter, or potential litigation or contested matter, has been entered. To the extent an objection relates to the Allowance of a portion of a Claim, such Claim shall be a Disputed Claim only to the extent of the portion which is subject to the objection.

“Disputed Amount” means an amount equal to the total of that portion (including, when appropriate, the whole) of a Claim that is a Disputed Claim.

“Disputed Claims Reserve” shall have the meaning ascribed to such term in Section 8.2 of the Plan.

“Disputed Equity Interest” means an Equity Interest against the Debtor, including, without limitation: (i) any Restricted Stock Award; (ii) any Option Interest; (iii) Equity Right; and (iv) any Equity Interest; the allowance of which is the subject of a timely objection in accordance with the Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Confirmation Order, or as otherwise disputed by the Debtor, Equity Committee, or Liquidation Trustee in accordance with applicable law, and which objection or dispute has not been withdrawn, with prejudice, or determined by a Final Order. At such time as the objection or dispute has been withdrawn with prejudice or such Disputed Equity Interest is determined as being Allowed, the Disputed Equity Interest shall become an Allowed Equity Interest.

“Disputed Equity Interest Reserve” means the Reserves established pursuant to Section 8.3 of the Plan to hold Beneficial Interests allocable to any Disputed Equity Interest.

“Disputed Provisions” shall have the meaning ascribed to such term in Section 8.13 of the Plan.

“Distribution Address” means (a) with respect to a Claim: (i) the address indicated on any notice of appearance filed by an Entity or Person, or the authorized agent therefor prior to the Effective Date; or (ii) if no notice of appearance has been filed, the address indicated on a properly filed proof of claim; or (iii) absent such notice of appearance or proof of claim, the address set forth in the Schedules; and (b) with respect to a Common Share: (i) the address maintained by the Debtor’s transfer agent; or (ii) the address listed on the Debtor’s company registry; or (c) with respect to an Option Interest, Equity Right and Restricted Stock Award, the address listed on a proof of interest filed by the Proof of Interest Bar Date for Option Interests, Equity Rights and Restricted Stock Awards provided, however, that any Entity or Person may select an alternative Distribution Address by filing a notice with the Bankruptcy Court (copy served on the Disbursing Agent and the Liquidation Trustee and counsel thereto) in accordance with Section 8.4 of the Plan identifying such alternative Distribution Address.

“Distribution Check” means the check mailed to a holder of an Allowed Equity Interest or Allowed Claim representing a distribution made by the Liquidation Trustee pursuant to the Plan.

“Distribution Date(s)” means the date or dates on which the Liquidation Trust makes a distribution pursuant to the Plan.

“Distribution Record Date” means the Effective Date.

“Effective Date” means: (a) if no stay of the Confirmation Order is in effect, the first Business Day after the date all of the conditions set forth in Section 6.2 of the Plan have been satisfied or waived in accordance with that Section; or (b) if a stay of the Confirmation Order is in effect, on the first Business Day (or such later day as may be reasonably determined by the Proponents) after the later of: (i) the date such stay is vacated; and (ii) the date each condition set forth in the Plan has been satisfied or waived as set forth in the Plan.

“Effective Date Available Cash” means Cash used or Reserves to pay on the Initial Claims Distribution Date (or as soon as reasonably practicable thereafter), pursuant to the Plan, Allowed Claims of holders of: (i) unclassified Claims; (ii) Fee Claims; (iii) Class 1 Priority Claims; (iv) Class 2 General Unsecured Claims; and (v) the Disbursing Agent Expenses.

“Eligible Equity Interest Holder” means a holder of Equity Interests in the Debtor that holds one-hundred (100) or less Common Shares of the Debtor.

“Entity” has the meaning ascribed to such term in Section 101(15) of the Bankruptcy Code.

“Equity Committee” means the Official Committee of Equity Security Holders appointed in the Chapter 11 Case.

“Equity Interest” means a Common Share, Equity Right, Restricted Stock Award, or an Option Interest.

“Equity Right” means any right to a class A common share of Debtor that is not a Common Share, a Restricted Stock Award, or Option Interest, and for which a proof of interest has been filed in the Chapter 11 Case on or before the Proof of Interest Bar Date for Option Interests, Equity Rights, and Restricted Stock Awards, and that is not subject to, among other things, reduction, offset or disallowance on account of any counterclaims, Avoidance Actions and Subordination Actions. To the extent an Equity Right has not been adjusted for splits, such interest will be adjusted as required to be equivalent to a common share.

“Estate” means the Chapter 11 estate of Debtor created by Bankruptcy Code Section 541.

“Estate Causes of Action” means Causes of Action of or owned by or assigned to the Estate including Avoidance Actions and including, but not limited to, those Causes of Action set forth on Exhibit B to the Disclosure Statement and any Subordination Action.

“Estate Releasors” shall have the meaning ascribed to such term in Section 11.9 of the Plan.

“Estimation Order” means a Final Order pursuant to Section 502(c) of the Bankruptcy Code estimating the amount of a Claim.

“Exchange Act” means the Securities and Exchange Act of 1934.

“Exculpated Parties” means: (i) the Proponents; (ii) the members of the Equity Committee acting directly or indirectly in, relating to, or arising out of, their capacities as members of the Equity Committee; (iii) the Proponents’ respective Professional Persons acting directly or indirectly in, relating to, or arising out of, their capacities as such; (iv) Joseph D. Stutz, Marcus A. Watson, and Finley, Colmer and Company acting directly or indirectly in, relating to, or arising out of, their capacities as an officer, director, employee, or agent of the Debtor and Debtor’s Subsidiaries; and (v) the China.com Board Members acting directly or indirectly in, relating to, or arising out of, their capacities as a director of China.com.

“Executory Contract Claims Bar Date” means the first Business Day after the date that is sixty (60) days after the Confirmation Date; or with respect to Claims arising from a breach of an assumed executory contract, the date that is the later of the first Business Day after the date that is (i) thirty (30) days after the breach, or (ii) sixty (60) days after the Confirmation Date.

“Face Amount” means, at any time, with respect to a particular Claim: (a) if the holder of such Claim has not filed a proof of claim within the applicable period of limitation fixed by the Bankruptcy Court pursuant to the Bankruptcy Code, the Bankruptcy Rules or other applicable law, the amount of such Claim that is listed in the Schedules as noncontingent, undisputed and liquidated; (b) if the holder of such Claim has filed a proof of claim within the applicable period of limitation fixed by the Bankruptcy Court pursuant to the Bankruptcy Code, the Bankruptcy Rules or other applicable law, and such Claim has not become an Allowed Claim or been estimated by Final Order of the Bankruptcy Court, the amount stated in such proof of claim; or (c) in all other cases, zero ($0) or such amount as shall be fixed or estimated by a Final Order of the Bankruptcy Court.

“Fee Claim” means the Claim: (a) of any Professional Person retained by order of the Bankruptcy Court for compensation and/or reimbursement of expenses pursuant to Bankruptcy Code Sections 327, 328, 330, or 331; (b) fees and expenses of the Equity Committee; and (c) of any professional or other party-in-interest seeking compensation or reimbursement of expenses in connection with the Chapter 11 Case pursuant to Bankruptcy Code Section 503(b).

“Fee Claims Bar Date” means the first Business Day after the date that is sixty (60) days after the Confirmation Date.

“Final Order” means an order or judgment of the Bankruptcy Court (or other court with jurisdiction), as entered on the docket of the Bankruptcy Court (or other court with jurisdiction), that has not been reversed, stayed, modified or amended, and as to which: (a) the time to appeal or seek review has expired and no timely filed appeal or petition for review, rehearing, remand or certiorari is pending; or (b) any appeal taken or petition for review, rehearing, remand or certiorari filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought; provided, however, that the possibility that a motion under Federal Rule of Bankruptcy Procedure 9024, Rules 59 or 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules or other rules or law governing procedure in cases before the Bankruptcy Court, may be filed with respect to such order shall not cause such order not to be a Final Order.

“General Unsecured Claim” means a Claim that is not an Administrative Claim, a Fee Claim, a Priority Tax Claim, a Priority Claim, or an Intercompany Obligation..

“Governmental Unit” has the meaning ascribed to such term in Bankruptcy Code Section 101(27).

“Impaired” has the meaning ascribed to such term in Bankruptcy Code Section 1124.

“Indemnification Obligations” has the meaning ascribed to such term in Section 9.3 of the Plan.

“Initial Claims Distribution Date” means, with respect to each Claim or Class of Claims, the date as soon as reasonably practicable after the Confirmation Date but in no event later than thirty (30) days after the Confirmation Date for making the initial distribution under the Plan to holders of Allowed Claims.

“Initial Equity Distribution Date” means, with respect to each Equity Interest or Class of Equity Interests, the date as soon as reasonably practicable after the Effective Date as determined by the Liquidation Trustee in the exercise of the Liquidation Trustee’s business judgment for making the initial distribution under the Plan to Beneficiaries.

“Intercompany Obligation” means all amounts due to or from Debtor or Software International on the one hand and any of the Subsidiaries on the other hand arising on or before the Effective Date other than those addressed in the Sale Documents or the Sale Order.

“Insider” has the meaning ascribed to such term in Bankruptcy Code Section 101(31).

“Insurance Policies” has the meaning ascribed to such term in Section 9.1 of the Plan.

“Lien” shall have the meaning ascribed to such term in Bankruptcy Code Section 101(37).

“Limited Equity Interest” means the Equity Interest classified in Class 3B pursuant to Section 5.4 of the Plan.

“Limited Equity Interest Class Election” means the election to be made by a holder of an Allowed Equity Interest pursuant to Section 5.4.

“Liquidation Trust” means the trust established pursuant to Section 7.8 of the Plan.

“Liquidation Trust Agreement” means the agreement to be executed between the Liquidation Trustee and the Debtor establishing the Liquidation Trust, a form of which will be filed with the Plan Supplement.

“Liquidation Trust Expenses” means all expenses, costs, fees, debts, charges, taxes, liabilities and obligations related to the formation, management, activities and/or administration of the Liquidation Trust and/or the implementation of the Plan, including, without limitation, the fees and expenses of the Liquidation Trust Oversight Board (and any Professional Persons retained) to the extent such fees and expenses are provided for in Section 7.20 of the Plan, the compensation, and professional fees and expenses, payable to the Liquidation Trustee and/or to those Professional Persons retained or engaged by or for the Liquidation Trust or the Liquidation Trustee to assist in the implementation and/or consummation of the terms of, and/or the activities and/or transactions contemplated by the Plan, and/or any and all professional fees, costs, expenses of or related to (a) taking possession of, holding, maintaining, liquidating or distributing assets, properties or rights that have been or shall be transferred to or vested in the Liquidation Trust, and/or (b) prosecuting, defending, settling or otherwise resolving any disputes regarding any such assets, properties or rights, any Claim(s) or any of the Estate Causes of Action and/or the making of distributions from the Liquidation Trust.

“Liquidation Trust Interests” shall have the meaning ascribed to such term in Section 5.3(b) of the Plan.

“Liquidation Trustee” means the Person and any successor thereto, which shall be appointed as the trustee of the Liquidation Trust (or any successor trust) in accordance with the Confirmation Order and Plan.

“Liquidation Trust Oversight Board” has the meaning ascribed to such term in Section 7.20 of the Plan.

“Liquidation Trust Oversight Board Member” means a member of the Liquidation Trust Oversight Board as permitted under Section 7.20 of the Plan.

“Master Ballot” means the ballot used by a broker, bank, commercial bank, trust company, dealer, or other agent or nominee to record the Ballots of those entities who vote to accept or reject the Plan through such broker, bank, commercial bank, trust company, dealer, or other agent or nominee.

“Option Consideration” shall equal the number of options under an Option Interest multiplied by the exercise price for such options.

“Option Interest” means any option convertible into common shares of the Debtor as set forth on Exhibit 1, for which a proof of interest has been filed in the Chapter 11 Case on or before the Proof of Interest Bar Date for Option Interests, Equity Rights, and Restricted Stock Awards, and that is not subject to, among other things, reduction, offset or disallowance on account of any counterclaims, Avoidance Actions and Subordination Actions. To the extent an Option Interest has not been adjusted for splits, such interest will be adjusted as required to be equivalent to a common share.

“Payment Order” means that certain order of the Bankruptcy Court dated April 11, 2012, establishing a procedure for the payment of Allowed General Unsecured Claims (Docket No. 312).

“Periodic Distribution Date” means each Distribution Date made from time to time following the Initial Equity Distribution Date, at the discretion of the Liquidation Trustee.

“Person” has the meaning ascribed to such term in Bankruptcy Code Section 101(41).

“Petition Date” means October 4, 2011, the date the Debtor commenced the Chapter 11 Case.

“Plan” means this First Amended Joint Plan of Reorganization, dated as of the date set forth on the first page hereof, together with any exhibits, the Plan Supplement and any amendments or modifications hereto as the Proponents may file hereafter in accordance with the terms of the Plan.

“Plan Supplement” means any ancillary documents to the Plan, including, without limitation, the form of the Liquidation Trust Agreement and Confirmation Order, filed by Proponents with the Bankruptcy Court before the Confirmation Hearing.

“Plan Voting Deadline” means 4:00 p.m., prevailing Eastern Time, on August 20, 2012, by which Ballots and Master Ballots must be received by GCG, Inc., the balloting agent for the Debtor, in accordance with the instructions for returning Ballots and Master Ballots.

“Postpetition Interest” means interest accrued pursuant to applicable non-bankruptcy law in respect of an outstanding obligation or liability that is the subject of an Allowed Claim during the period from the Petition Date up to and including the date of final payment in full of such Allowed Claim.

“Priority Claim” means a Claim or a portion of a Claim for which priority is asserted under Bankruptcy Code Sections 507(a)(3), (4), (5), (6) or (7), and excludes Priority Tax Claims.

“Priority Tax Claim” means a Claim or a portion of a Claim for which priority is asserted under Bankruptcy Code Section 507(a)(8).

“Professional Persons” means attorneys, accountants, consultants, experts, financial advisors, investment bankers, and other professionals retained in connection with the bankruptcy case or in the implementation of the Plan at any time provided that (i) such retention has been approved after the Petition Date by order of the Bankruptcy Court pursuant to the Bankruptcy Code, or (ii) such retention by the Disbursing Agent, the Liquidation Trust, Liquidation Trustee, or the Liquidation Trust Oversight Board, is in accordance with the Plan. For avoidance of doubt, APOL is not a Professional Person.

“Proof of Interest Bar Date for Option Interests, Equity Rights and Restricted Stock Awards” means the date established by order of the Bankruptcy Court as the final date to file a proof of interest in the Chapter 11 Case with respect to any Equity Right, any Option Interest, and any Restricted Stock Award.

“Proponents” means Debtor and the Equity Committee.

“Purchaser” means Archipelago Holdings, a Cayman Islands exempted company, the purchaser under the Share Purchase Agreement.

“Rejection Claim” means any Claim for amounts payable as a result of the rejection of an executory contract or unexpired lease in accordance with Bankruptcy Code Section 365.

“Related Persons” means, with respect to any Person, such Person’s predecessors, successors and assigns (whether by operation of law or otherwise) and their respective present and former Affiliates (including, without limitation, the Subsidiaries) and each of their respective current and former members, partners, officers, directors, employees, managers, partners, financial advisors, attorneys, accountants, investment bankers, consultants, agents and professionals, each acting in such capacity, and any Person claiming by or through any of them (including their respective officers, directors, managers, partners, employees, members and professionals).

“Released Parties” means the Exculpated Parties, exclusive of the China.com Board Members.

“Repurchased Notes” means those certain 3.75% Senior Exchangeable Convertible Notes issued by the Debtor in November 2006 and due November 2011, which were held by CDC Delaware Corporation in the aggregate principal issued amount of $124.8 million.

“Reserves” shall mean any reserve established by the Disbursing Agent or Liquidation Trustee in accordance with the Plan or the Confirmation Order to provide for anticipated or contingent expenses or liabilities, including, without limitation, any Fee Claim, Disbursing Agent Expenses, Disputed Equity Interest Reserve, Disputed Claims Reserve and any reserve established by the Liquidation Trustee for anticipated Liquidation Trust Expenses.

“Restricted Stock Awards” means the grant to receive the common stock of the Debtor given to those Persons listed on Exhibit 1 in the amounts set forth on such exhibit that is validly issued pursuant to the applicable issuing documents and to applicable law, for which a proof of interest has been filed in the Chapter 11 Case on or before the Proof of Interest Bar Date for Option Interests, Equity Rights and Restricted Stock Awards, and that is not subject to, among other things, restrictions prohibiting the issuance of the common stock under the terms of the issuing documents, any reduction, offset or disallowance on account of any counterclaims, Avoidance Actions, and Subordination Actions. To the extent necessary, any grant that is not convertible or issued on a one for one basis to a class A common share shall be adjusted as necessary so that the award is adjusted to an equivalent number of shares.

“Sale” means the sale of the CDC Software Shares pursuant to the Share Purchase Agreement.

“Sale Documents” means the Share Purchase Agreement, and any schedules, exhibits or other documents attached thereto or contemplated thereby, in each case as amended from time to time in accordance with their terms.

“Sale Motion” means the Debtor’s motion filed with the Bankruptcy Court on February 6, 2012, Docket No. 152, seeking approval of, among other things, the Sale.

“Sale Order” means the order of the Bankruptcy Court authorizing consummation of the Sale dated March 20, 2012, Docket No. 295 in the Chapter 11 Case.

“Sale Proceeds” means the net proceeds of the Sale.

“SEC” means the United States Securities and Exchange Commission.

“Schedules” means, collectively, the (a) schedules of assets, liabilities and executory contracts, and (b) statements of financial affairs, as each has been or may be amended and supplemented from time to time, filed by Debtor pursuant to Bankruptcy Code Section 521.

“Share Purchase Agreement” means that certain Share Purchase Agreement dated as of February 1, 2012, by and among the Debtor and Software International, as sellers, and the Purchaser, as buyer, which provides for the sale of CDC Software Shares and was approved by the Sale Order.

“Software International” means CDC Software International Corporation, a Cayman Islands exempted company.

“Solicitation Procedures Order” means the Order entered by the Bankruptcy Court dated July 13, 2012, in the Chapter 11 Case establishing procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (Docket No. 489).

“Stale Date” means the date one hundred eighty (180) days after the mailing date of any Distribution Check issued with respect to any distribution to the holder of an Allowed Equity Interest or Allowed Claim pursuant to the Plan.

“Subordination Action” means any proceeding commenced to subordinate or equitably disallow an Equity Interest pursuant to the provisions of Section 510 of the Bankruptcy Code, the terms of this Plan, or other applicable law, and classify such interest as a Subordinated Equity Interest in Class 3C.

“Subordinated Equity Interest” means any Equity Interest that is subordinated in priority to Allowed Equity Interests or equitably disallowed pursuant to the provisions of Section 510 of the Bankruptcy Code, the terms of this Plan, or other applicable law, and classified in Class 3C of the Plan.

“Subsidiaries” means all direct and indirect interest of the Debtor in the Entities reflected on the Debtor’s corporate structure set forth on Debtor’s Statement of Financial Affairs, dated November 7, 2011 (Docket No. 52; Response to Question #18) filed in the Chapter 11 Case.

“Tax” or “Taxes” means all income, gross receipts, sales, use, transfer, payroll, employment, franchise, profits, property, excise or other similar taxes, estimated import duties, fees, stamp taxes and duties, value added taxes, assessments or charges of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority of a Governmental Unit with respect thereto.

“Tax Code” means the United States Internal Revenue Code of 1986, as amended, modified or supplemented from time to time, and the rules and regulations promulgated thereunder.

“Trust Assets” shall have the meaning ascribed to such term in Section 7.10 of the Plan.

“Unimpaired” has the meaning ascribed to such term in Bankruptcy Code Section 1124.

Section 1.2 Rules of Interpretation. For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter genders; (c) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (d) any reference in the Plan to an existing document or an exhibit filed or to be filed means such document or exhibit, as it may have been or may be amended, modified or supplemented; (e) if the Plan’s description of the terms of an exhibit directly conflicts with the terms of such exhibit, the terms of the Plan shall control; (f) unless otherwise specified, all references in the Plan to articles, sections, clauses and exhibits are references to articles, sections, clauses and exhibits of or to the Plan; (g) the words “herein” and “hereto,” and other words of similar import, refer to the Plan in its entirety rather than to a particular portion of the Plan; (h) captions and headings to articles and sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (i) any reference to an Entity or Person as a holder of a Claim or Equity Interest includes that Entity or Person’s successors, assigns and Affiliates; (j) the rules of construction set forth in Bankruptcy Code Section 102 shall apply to the extent such rules are not inconsistent with any other provision in this Section; (k) any reference in the Plan to a dollar amount is to such dollar amount in United States of America currency; and (l) any term used herein that is not defined herein shall have the meaning ascribed thereto in the Bankruptcy Code and/or the Bankruptcy Rules, if used therein.

Section 1.3 Time. Whenever the time for the occurrence or happening of an event as set forth in this Plan falls on a day which is a Saturday, Sunday, or legal holiday under the laws of the United States of America or the State of Georgia, then the time for the next occurrence or happening of said event shall be extended to the next day following which is not a Saturday, Sunday, or legal holiday.

ARTICLE II

METHOD OF CLASSIFICATION OF

CLAIMS AND EQUITY INTERESTS; GENERAL PROVISIONS

Section 2.1 General Rules of Classification. A Claim or Equity Interest shall be deemed classified in a particular Class only to the extent that the Claim or Equity Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Equity Interest qualifies within the description of such different Class. A Claim is in a particular Class only to the extent that such Claim is Allowed in that Class and has not been paid or otherwise settled prior to the Effective Date.

Section 2.2 Holders of Claims and Equity Interests Entitled to Vote. Each holder of an Allowed Claim or Allowed Equity Interest, and each holder of a Claim or Equity Interest that has been temporarily allowed for voting purposes by order of the Bankruptcy Court under Bankruptcy Rule 3018(a), which Claim or Equity Interest is in an Impaired Class, shall be entitled to vote separately to accept or reject the Plan as provided by the Solicitation Procedures Order. Any Unimpaired Class of Claims shall be deemed to have accepted the Plan.

Section 2.3 Acceptances by Impaired Classes. An Impaired Class of Claims or Equity Interests shall have Accepted the Plan if all of the necessary conditions of the Bankruptcy Code and the Bankruptcy Rules have been satisfied.

Section 2.4 Non-Consensual Confirmation. To the extent necessary, Proponents hereby request that the Bankruptcy Court confirm the Plan in accordance with Bankruptcy Code Section 1129(b). Subject to Bankruptcy Code Section 1127, Proponents reserve the right to modify the Plan to the extent that confirmation pursuant to Bankruptcy Code Section 1129(b) requires modification, provided such modifications are consistent with Section 13.1 of the Plan.

Section 2.5 Administrative Claims, Priority Tax Claims, Fee Claims, and Intercompany Obligations. Administrative Claims, Priority Tax Claims, Fee Claims, and Intercompany Obligations have not been classified and are excluded from the Classes set forth in Article IV in accordance with Bankruptcy Code Section 1123(a)(l).

ARTICLE III

TREATMENT OF UNCLASSIFIED CLAIMS

Section 3.1 Administrative Claims.

(a) Administrative Claims Bar Date. To be eligible to receive distributions under the Plan on account of an Administrative Claim that is not otherwise Allowed by the Plan, a request for allowance of Administrative Claim must be filed with the Bankruptcy Court, and served so as to be received, on or before the Administrative Claims Bar Date. Any holder of an Administrative Claim that does not assert such Administrative Claim in accordance with this Section 3.1 shall have its Claim deemed Disallowed under the Plan and be forever barred from asserting such Claim against the Estate, the Liquidation Trust, or any of their respective property, the Assets, or the Trust Assets. Any such Claim shall be Disallowed and the holder thereof shall be enjoined from commencing or continuing any action, employment of process or act to collect, offset, recoup or recover such Claim.

(b) Treatment. Subject to the terms herein, and unless the holder of an Allowed Administrative Claim agrees to receive other less favorable treatment, each holder of an Allowed Administrative Claim shall be paid, by the Disbursing Agent or the Liquidation Trustee, as applicable, 100% of the unpaid amount of such Allowed Administrative Claim in Cash on the date that is the later of (i) the Effective Date, and (ii) the date such Claims become Allowed Claims or otherwise become payable under the Plan, or as soon thereafter as is reasonably practicable.

Section 3.2 Priority Tax Claims.

(a) Treatment. Subject to the terms herein, and unless the holder of an Allowed Priority Tax Claim agrees to receive other less favorable treatment, each holder of an Allowed Priority Tax Claim shall be paid, by the Disbursing Agent or the Liquidation Trust, as applicable, 100% of the unpaid amount of such Allowed Priority Tax Claim in Cash on the date that is the later of (i) the Effective Date, and (ii) the date such Claims become Allowed Claims or otherwise become payable under the Plan, or as soon thereafter as is reasonably practicable. Any Claim or demand for penalty relating to any Priority Tax Claim (other than a penalty of the type specified in Bankruptcy Code Section 507(a)(8)(G)) shall be Disallowed, and the holder of an Allowed Priority Tax Claim shall not assess or attempt to collect such penalty from the Estate, the Liquidation Trust, or any of their respective property, the Assets, or the Trust Assets.

Section 3.3 Fee Claims.

(a) Fee Claims Bar Date. Subject to Section 9.2, all final applications for payment of Fee Claims shall be filed with the Bankruptcy Court, and served so as to be received, on or before the Fee Claims Bar Date, or such later date as may be agreed to by the Disbursing Agent. Subject to Section 9.2, any holder of a Fee Claim that does not assert such Claim in accordance with this Section 3.3 shall have its Claim be deemed Disallowed under the Plan and be forever barred from asserting such Claim against the Estate, the Liquidation Trust, or any of their respective property, the Assets, or the Trust Assets. Any such Claim shall be Disallowed and the holder thereof shall be enjoined from commencing or continuing any action, employment of process or act to collect, offset, recoup or recover such Claim.

(b) Treatment. Subject to the terms herein, and unless the holder of an Allowed Fee Claim agrees to receive other less favorable treatment, each holder of an Allowed Fee Claim shall be paid, by the Disbursing Agent or the Liquidation Trust, as applicable, 100% of the unpaid amount of such Allowed Fee Claim in Cash on the date that such Claim (i) is Allowed by Final Order, or (ii) becomes Allowed after the Effective Date, or as soon thereafter as is reasonably practicable.

Section 3.4 Intercompany Obligations.

(a) Treatment. Except for the CDC Software Claim, all other Intercompany Obligations between Debtor and its Subsidiaries shall be extinguished and terminated as of the Effective Date. For avoidance of doubt, to the extent not already extinguished or retired, the Repurchased Notes shall be considered an Intercompany Obligation extinguished, and null and void pursuant to this Plan. To the extent Intercompany Obligations are required to be treated as a classified class of Claims under the Bankruptcy Code, Intercompany Obligations shall be considered an Unimpaired Class under the Plan and shall be deemed to vote in favor of the Plan. Notwithstanding any contrary provision in the Plan, Plan Supplement, or Confirmation Order, CDC Software’s rights to assert any Claims set forth in the CDC Software Claim shall remain unaffected by the Plan, Plan Supplement, and Confirmation Order, along with any defenses, or grounds for objection, to the CDC Software Claim of the Debtor or any successor in interest thereto.

ARTICLE IV

DESIGNATION OF CLASSES OF

CLAIMS AND EQUITY INTERESTS

Section 4.1 Summary. The treatment with respect to each Class of Claims and Equity Interests provided for in this Article IV shall be in full and complete satisfaction, release and discharge of such Claims and Equity Interests.

The classification of Claims and Equity Interests under this Plan is as follows:

Class	Designation	Impairment	Entitled to Vote

1	Priority Claims	Unimpaired	No

2	General Unsecured Claims	Unimpaired	No

3A	Equity Interests	Impaired	Yes

3B	Limited Equity Interests	Impaired	Yes

3C	Subordinated Equity Interests	Impaired	No

ARTICLE V

TREATMENT OF CLASSIFIED CLAIMS AND INTERESTS

Section 5.1 Class 1 – Priority Claims.

(a) Classification. Class 1 consists of all Priority Claims other than Priority Tax Claims.

(b) Treatment. The legal, equitable and contractual rights of the holders of Class 1 Priority Claims are unaltered by the Plan. Subject to the terms herein and unless the holder of an Allowed Priority Claim agrees to receive other less favorable treatment, each holder of an Allowed Priority Claim shall be paid, by the Disbursing Agent or Liquidation Trustee, as applicable, 100% of the unpaid amount of such Allowed Priority Claim in Cash on the date that is the later of (i) the Effective Date, and (ii) the date such Claim becomes an Allowed Claim or otherwise becomes payable under the Plan, or as soon thereafter as is reasonably practicable.

(c) Voting. Class 1 is an Unimpaired Class, and the holders of Class 1 Priority Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the holders of Claims in Class 1 are not entitled to vote to accept or reject the Plan.

Section 5.2 Class 2 – General Unsecured Claims.

(a) Classification. Class 2 consists of all General Unsecured Claims.

(b) Treatment of General Unsecured Claims. Each holder of an Allowed General Unsecured Claim shall be paid, in full satisfaction, release and exchange of such holder’s Allowed General Unsecured Claim, an amount equal to such holder’s Allowed General Unsecured Claim, plus Postpetition Interest, by the Disbursing Agent or the Liquidation Trustee, as the case may be, in Cash in accordance with the procedure for payment of Allowed General Unsecured Claims set forth in the Payment Order; provided, however, that such claims shall be subject to, among other things, reduction, offset or disallowance on account of any counterclaims, to the extent applicable, under applicable non-bankruptcy law.

(c) Voting. Class 2 is an Unimpaired Class, and the Holders of Class 2 General Unsecured Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 2 are not entitled to vote to accept or reject the Plan.

Section 5.3 Class 3A – Equity Interests.

(a) Classification. Class 3A consists of all Equity Interests in Debtor; except for (i) the Equity Interests of Eligible Equity Interest Holders that elect to be classified in Class 3B pursuant to Section 5.4 of the Plan, and (ii) Subordinated Equity Interests classified in Class 3C pursuant to Section 5.5 of the Plan.

(b) Treatment. Each holder of an Allowed Equity Interest in Class 3A shall receive, in full satisfaction, release and exchange of such holder’s Allowed Equity Interest, a beneficial interest in the Liquidation Trust in an amount equal to such holder’s “Liquidation Trust Interest” multiplied by the Available Cash to be distributed at any given time pursuant to the terms of the Plan and Liquidation Trust Agreement (a “Beneficial Interest”). A holder’s “Liquidation Trust Interest” shall be a fraction, the numerator of which equals the total Allowed Equity Interests held by such holder on the Distribution Record Date, and the denominator of which equals all Allowed and Disputed Equity Interests on the Distribution Record Date minus the sum of (i)

Limited Equity Interests in Class 3B; and (ii) Subordinated Equity Interests in Class 3C; provided, however, that any distribution on account of a holder’s Liquidation Trust Interest shall be subject to (x) reduction pursuant to Section 5.3(c) of the Plan, (y) reduction by the Option Consideration applicable to the holder’s Option Interests to the extent the holder’s Liquidation Trust Interest arose from Option Interests, and (z) reduction, offset or disallowance on account of any counterclaims, Avoidance Actions, or Subordination Actions. All Equity Interests classified and treated as Equity Interests pursuant to this Section 5.3 will be cancelled and fully extinguished pursuant to, and on the Effective Date of, the Plan, in exchange for the Beneficial Interests.

(c) APOL Distributions. Distributions to which APOL would otherwise be entitled on account of its Allowed Equity Interests in accordance with Section 5.3(b) of the Plan shall be withheld pursuant to the APOL Settlement Agreement up to $9,000,000.00, and such distributions shall be distributed to other holders of Allowed Equity Interests in Class 3A.

(d) Option Deemed Exercised. Each Option Interest that is an Allowed Equity Interest shall be deemed to have been exercised on the later of the Effective Date or the date it is Allowed.

(e) Voting. With respect to Debtor, Class 3A is an Impaired Class. Therefore, Holders of Equity Interests in Class 3A that are not Disputed Equity Interests are entitled to vote to accept or reject the Plan.

Section 5.4 Class 3B - Limited Equity Interests.

(a) Classification. Class 3B consists of all Eligible Equity Interest Holders that elect to be classified in Class 3B pursuant to Section 5.4(b).

(b) Election to be Classified as Limited Equity Interest. Any Eligible Equity Interest Holder may elect to have such holder’s Equity Interests classified in Class 3B. Such election must be made on the Ballot and be received by the Debtor on or prior to the Plan Voting Deadline, in accordance with the instructions for returning the Ballot; provided however, that, after the Plan Voting Deadline, the Debtor or the Liquidation Trustee, as applicable, in consultation with the Equity Committee or Liquidation Trust Oversight Board, as applicable, may establish a procedure for any Eligible Equity Interest Holder who has not already made the election in accordance with this Section 5.4(b) to elect to have such holder’s Equity Interests classified in Class 3B . Any election made after the Plan Voting Deadline shall not be binding upon the Debtor unless the Plan Voting Deadline is expressly waived, in writing, by the Debtor.

(c) Treatment. Notwithstanding the provisions of Section 5.3(b) of the Plan, each holder of a Limited Equity Interest shall receive from the Trust Assets $5.05 for each Common Share, not to exceed 100 in number, in full satisfaction, settlement, release, and discharge of, and in exchange for such Common Share and such holder’s rights as a Beneficiary, in Cash on the Initial Equity Distribution Date; provided however, that treatment as a holder of Class 3B Equity Interests is subject to the determination by the Liquidation Trustee, in the Liquidation Trustee’s sole judgment, that such treatment is feasible and practicable, and at any time prior to the Initial

Equity Distribution Date applicable to Class 3A, the Liquidation Trustee may elect to treat all Equity Interests in Class 3B as Class 3A Equity Interests and, in such event, the election by any holder of Equity Interests to be treated in Class 3B shall be null and void and of no force and effect and such holder’s Equity Interests shall be treated as Class 3A Equity Interests. All Equity Interests classified and treated as Limited Equity Interests pursuant to this Section 5.4 will be cancelled and fully extinguished on the Effective Date of the Plan in exchange for the payment described in this Section 5.4(c).

(d) Voting. With respect to Debtor, Class 3B is an Impaired Class. Therefore, holders of Equity Interests in Class 3B are entitled to vote to accept or reject the Plan.

Section 5.5 Class 3C – Subordinated Equity Interests.

(a) Classification. Class 3C consists of those Equity Interests subordinated to all other Equity Interests or equitably disallowed, as a matter of law and/or equity pursuant to Final Order of the Court in any Subordination Action. Any Subordination Action may be sought by the Debtor, Equity Committee or Liquidation Trustee, or any successors and assigns thereto.

(b) Treatment. The holders of Class 3C Subordinated Equity Interests in Debtor will neither retain any property, nor receive any distributions on account of such Equity Interests and such Equity Interests will be cancelled and fully extinguished pursuant to, and on the Effective Date of, the Plan.

(c) Voting. With respect to Debtor, Class 3C is an Impaired Class. Pursuant to Section 1126(g) of the Bankruptcy Code, holders of Class 3C Equity Interests in Debtor are deemed to reject the Plan and are not entitled to vote to accept or reject the Plan.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Confirmation. The following conditions are conditions precedent to Confirmation of the Plan, except to the extent waived in whole or in part by the Proponents:

(a) The Confirmation Order shall be substantially in the form as proposed by the Proponents; and

(b) The order approving the APOL Settlement Agreement is a Final Order, not subject to appeal; and

(c) The Confirmation Order is a Final Order, not subject to appeal.

Section 6.2 Conditions to the Effective Date. Proponents reserve the right to request that the Confirmation Order include a finding by the Bankruptcy Court that, notwithstanding Bankruptcy Rule 3020(e), the Confirmation Order shall take effect immediately upon its entry and shall be a Final Order. Notwithstanding the foregoing, the Plan may not be consummated, and the Effective Date shall not occur, unless and until each of the conditions set forth below is satisfied, to the extent not waived in whole or in part by the Proponents:

(a) The Bankruptcy Court shall have entered the Confirmation Order in form and substance satisfactory to Proponents and such Confirmation Order shall not be the subject of any stay;

(b) All statutory fees and amounts then due and payable to the United States Trustee shall have been paid or reserved for in full;

(c) The Reserve for the Effective Date Available Cash has been fully funded;

(d) Such documents as Proponents shall deem necessary to the consummation of the Plan shall be executed, delivered, or filed pursuant to the Plan, as the case may be; and

(e) Such actions, authorizations, filings, consents and regulatory approvals (if any) as Proponents shall deem necessary to the consummation of the Plan shall have been obtained, effected or executed in a manner acceptable to Proponents, and shall then remain in full force and effect.

Section 6.3 Waiver of Conditions. The waiver, in whole or in part, of any condition set forth in this Article VI, other than Section 6.2(c), may be made by Proponents, in their sole and absolute discretion, without further notice or order of the Bankruptcy Court.

ARTICLE VII

MEANS FOR IMPLEMENTATION

Section 7.1 Disposition of Trust Assets. This Plan contemplates the disposition of Trust Assets with the Sale Proceeds and proceeds from the Trust Assets being distributed pursuant to the Plan. Distributions of such proceeds shall be in accordance with the priorities set forth in the provisions of this Plan, as well as any subsequent Final Order(s) of the Bankruptcy Court with respect to the distribution of such amounts.

Section 7.2 No Continued Corporate Existence; Termination of Ownership Rights; Termination of Reporting Requirements. As soon as practicable after the Effective Date, the Debtor will cease to exist as a separate corporate entity, unless the Liquidation Trustee, in the exercise of the Liquidation Trustee’s business judgment, determines the corporate entity should continue for purposes consistent with the objectives of the Liquidation Trust and the Plan and, in such event, the Liquidation Trustee shall have the authority to issue such shares in the Debtor as are necessary to continue the existence of the Debtor’s corporate entity. All voting or putative voting rights for all Equity Interests, and any other rights of ownership, other than the right to receive Beneficial Interests under the Plan, shall be terminated and extinguished on the Effective Date and all such rights shall vest in the Liquidation Trustee, and the sole right of the holder of an Equity Interest will be to receive distributions from the Liquidation Trust as a Beneficiary pursuant to the terms of the Plan. After the Effective Date, the Liquidation Trustee will not take any action to (i) merge the Debtor into any other entity for the purposes of allowing the acquiring entity to be a public company, or (ii) sell any equity interests in the Debtor or the Debtor’s corporate shell. Additionally, after the Effective Date, if eligible, the Liquidation Trustee or Debtor, as applicable, will file the appropriate documentation with the SEC to terminate the registration of the Debtor’s common stock under the Exchange Act and the reporting requirement associated therewith under the Exchange Act. If eligibility does not exist, the Liquidation Trustee or Debtor, as applicable, will consent to any non-pecuniary action commenced by the SEC to terminate such requirements.

Section 7.3 Corporate Action. The entry of the Confirmation Order shall constitute authorization for the Debtor to take or to cause to be taken all corporate actions necessary or appropriate to consummate and implement the provisions of the Plan prior to, on and after the Effective Date, and all such actions taken or caused to be taken shall be deemed to have been authorized and approved by the Bankruptcy Court, including, without limitation, the formation of the Liquidation Trust and the transfer of Assets to the Liquidation Trust, and the CRO is authorized and directed to execute and deliver the agreements, documents and instruments contemplated by the Plan in the name and on behalf of the Debtor, without any requirement of further action by the stockholders or directors of the Debtor.

Section 7.4 Disbursing Agent.

(a) The Disbursing Agent shall pay Allowed Administrative Claims, Allowed Priority Tax Claims, Allowed Fee Claims, Allowed Priority Claims and Allowed General Unsecured Claims out of the Effective Date Available Cash with payment as set forth in the Plan. The Disbursing Agent is further authorized to pay Disputed Claims that become Allowed Claims out of the Disputed Claims Reserve with payment as set forth in the Plan.

(b) The Disbursing Agent may retain such counsel and other Professional Persons (and all on such terms) as the Disbursing Agent deems appropriate to assist in performing the duties and obligations and exercising the rights, powers and authority of the Disbursing Agent under the Plan, and shall be entitled to pay from time to time all reasonable fees and expenses of such Professional Persons out of the Effective Date Available Cash, with ten days prior notice to the Equity Committee or Liquidation Trust Oversight Board, as applicable, and without approval or order of the Bankruptcy Court, unless the Equity Committee, Liquidation Trustee or Liquidation Trust Oversight Board objects to all or part of the fees and expenses of such Professional Person, in which case the allowance of the disputed portion shall be determined by the Bankruptcy Court.

(c) The Disbursing Agent shall maintain a Disputed Claims Reserve in accordance with Section 8.2 of the Plan, and shall be entitled to pay ongoing expenses associated therewith, all without any order or approval of the Bankruptcy Court, but only after approval by the Equity Committee or Liquidation Trust Oversight Board, as applicable. Should the Equity Committee or Liquidation Trust Oversight Board object to any expenses that the Disbursing Agent seeks to pay, then the Bankruptcy Court shall resolve the dispute. The Disbursing Agent shall maintain the Effective Date Available Cash and Disputed Claims Reserve until such time as all Disputed Claims have been indefeasibly resolved by settlement or Final Order and thereafter shall transfer any remaining funds to the Liquidation Trust, and the Liquidation Trustee shall thereafter be responsible for administering the Disputed Claims Reserve.

(d) The Disbursing Agent shall be permitted to establish a separate legal entity to hold the Reserves.

Section 7.5 Undeliverable Distributions

(a) In the event that a Distribution Check is mailed to the Distribution Address of an Allowed Claim holder or Allowed Equity Interest holder and is returned undeliverable with no forwarding address and the Distribution Check exceeds $100, the Liquidation Trustee, Disbursing Agent, or Debtor, as applicable, shall undertake good faith efforts before the Stale Date to locate an updated address for such holder and/or to contact such holder to ensure that the intended recipient has a reasonable opportunity to participate in the distribution. The Liquidation Trustee, Disbursing Agent, or Debtor, as applicable, shall be found to have undertaken good faith efforts if the Liquidation Trustee, Disbursing Agent, or Debtor, as applicable, conducts searches on two electronic databases, if available, to locate such holder’s address or contact such holder.

(b) Distribution Checks that (i) are undeliverable despite the efforts of the Liquidation Trustee, Disbursing Agent, or Debtor, as applicable, described in Section 7.5(a) of the Plan, (ii) are not negotiated by the Stale Date, or (iii) are returned undeliverable and do not exceed $100, shall be void and the Liquidation Trustee, Disbursing Agent, or Debtor, as applicable, shall instruct the issuing financial institution to stop payment on such checks; provided however, with respect to any Distribution Check that is undeliverable despite the efforts described in Section 7.5(a) of the Plan and that is the result of the initial distribution under the Plan to Beneficiaries on the Initial Equity Distribution Date, such check shall not be void until the later of (i) the Stale Date, or (ii) ninety (90) days after the Liquidation Trustee, Disbursing Agent, or Debtor, as applicable, files a notice with the Bankruptcy Court enumerating the undeliverable distribution represented by the Distribution Check and such distribution has not been claimed by the rightful Beneficiary. If a Distribution Check is deemed void in accordance with this Section 7.5(b), the funds represented by the Distribution Check will be considered abandoned and deemed Trust Assets not subject to any escheat laws and the holder of the Equity Interest or Claim giving rise to the Distribution Check shall have no further claim to such funds or to any subsequent or further distributions under the Plan, with such holder’s Claim or Beneficial Interest, as applicable, being deemed canceled, void and satisfied.

Section 7.6 Compensation of the Disbursing Agent. The Disbursing Agent shall be compensated at the Disbursing Agent’s standard hourly rates as in effect from time to time for the Disbursing Agent’s reasonable fees and expenses with prior notice to the Equity Committee or Liquidation Trust Oversight Board, as applicable, but without any requirement of approval by the Bankruptcy Court, unless the Equity Committee or Liquidation Trust Oversight Board, as applicable, communicates its objection to the Disbursing Agent within 10 days of said notice, in which case only following Bankruptcy Court approval. The Disbursing Agent Expenses shall be paid from the Effective Date Available Cash and/or the Disputed Claims Reserve or the Trust Assets, as applicable.

Section 7.7 Discharge of Disbursing Agent. The Disbursing Agent shall be discharged of the Disbursing Agent’s duties under the Plan on the earlier of (i) ninety (90) days after Initial Claims Distribution Date with respect to each Claim or a Class of Claim, and (ii) the payment and resolution of all Disputed Claims, and the transfer of any excess balance in the Disputed Claims Reserve to the Liquidation Trust pursuant to Section 7.22 of the Plan, and the payment in full of all Allowed Administrative Claims, Allowed Fee Claims, Allowed Priority Claims and Allowed General Unsecured Claims.

Section 7.8 Creation and Purpose of the Liquidation Trust.

(a) As soon as practicable after the first Business Day following the Effective Date, the Liquidation Trust shall be established through the execution of the Liquidation Trust Agreement without any further approval of the Bankruptcy Court.

(b) The Liquidation Trust shall be created for the primary purpose of liquidating and distributing the Trust Assets to the Beneficiaries and payment of Liquidation Trust Expenses in accordance with the Plan and the Confirmation Order, and in an expeditious but orderly manner, with no objective to continue or engage in the conduct of a trade or business, except to the extent reasonably necessary to and consistent with the liquidating purpose of the Liquidation Trust and the Plan.

(c) With respect to the Liquidation Trust, a Liquidation Trust Agreement may be filed by the Proponents with the Bankruptcy Court as a Plan Supplement no later than the Confirmation Hearing.

(d) The term of the Liquidation Trust shall not exceed five years from the date of creation of the Liquidation Trust. If warranted, and subject to the approval of the Bankruptcy Court, the term of the Liquidation Trust may be extended for a finite term. Each extension shall be approved by the Bankruptcy Court within six months of the extended term.

Section 7.9 Liquidation Trust and Liquidation Trustee.

(a) Upon the establishment of the Liquidation Trust, and without further action, the Person designated by the Proponents before the Confirmation Hearing or by the Court at the Confirmation Hearing shall become the Liquidation Trustee, which shall become, and thereupon shall be, the representative of the Estate in accordance with Section 1123(b) of the Bankruptcy Code.

(b) The Liquidation Trust and the Liquidation Trustee may retain such counsel and other Professional Persons (and all on such terms) as the Liquidation Trustee deems appropriate to assist the Liquidation Trustee in performing its duties and obligations and exercising its rights, powers and authority under the Plan, and shall be entitled to cause the Liquidation Trust to pay from time to time all reasonable fees and expenses of such Professional Persons, with ten days prior notice to the Liquidation Trust Oversight Board and the Liquidation Trustee, and without approval or order of the Bankruptcy Court, unless the Liquidation Trustee or Liquidation Trust Oversight Board objects to all or part of the fees and expenses of such Professional Person, in which case the allowance of the disputed portion shall be determined by the Bankruptcy Court. For avoidance of doubt, following the Effective Date, and subject to the terms and conditions of an applicable, assumed executory contract, the Liquidation Trustee may terminate any retention agreement of the Debtor or the Equity Committee for the retention of any Professional Person.

(c) The Liquidation Trust shall hold and disburse the Trust Assets in accordance with the Plan, and, in this regard, shall maintain a Disputed Equity Interest Reserve in accordance with Section 8.3 of the Plan, and shall be entitled to pay ongoing Liquidation Trust Expenses, all without any order or approval of the Bankruptcy Court, but only after approval by the Liquidation Trust Oversight Board. Should the Liquidation Trust Oversight Board object to any expenses that the Liquidation Trustee seeks to pay, then the Bankruptcy Court shall resolve the dispute.

Section 7.10 Transfer of Property to Liquidation Trust.

(a) Subject to retention of the Reserve for Effective Date Available Cash provided for in Section 7.22 of the Plan by the Disbursing Agent, as soon as practicable after the Effective Date, and without further action by any party, all other property of the Estate as defined by Section 541 of the Bankruptcy Code, including but not limited to: (i) the Assets, free and clear of all Liens, Claims, and encumbrances, including, but not limited to, Estate Causes of Action; (ii) all of the rights and defenses of the Estate, including, without limitation, setoff rights, arising out of or directly related to any executory contract or unexpired lease assumed or rejected by the Debtor or by the terms of the Plan, against the other party to such contract or lease; (iii) all sums in the future received by or recovered by or for the Liquidation Trust from any source including, without limitation, any excess funds held by the Disbursing Agent after payment of Allowed Claims; and (iv) any defenses and counterclaims of any of the Estate to any Claim filed or asserted against the Estate (collectively, the “Trust Assets”), shall be deemed transferred to the Liquidation Trust. Upon the filing of a notice by the Debtor with the Bankruptcy Court, the Trust Assets shall vest in the Liquidation Trust.

(b) Notwithstanding anything to the contrary in Section 7.10(a), the Liquidation Trust may, in the sole and absolute discretion of the Liquidation Trustee, after consultation with the Liquidation Trust Oversight Board, abandon or otherwise not accept any Trust Assets that the Liquidation Trustee believes, in good faith, have no value to the Liquidation Trust or that in the interests of the Liquidation Trust should otherwise be abandoned or rejected.

(c) All Claims and Causes of Action of or owned by the Equity Committee are, without the need for any act or document, assigned to and vested in the Liquidation Trust as of the Effective Date.

Section 7.11 Powers of the Liquidation Trustee. Except as otherwise provided in the Plan or the Confirmation Order, the Liquidation Trustee shall have all authority to take all steps deemed by the Liquidation Trustee to be necessary or appropriate to administer and/or otherwise control or exercise authority over the Trust Assets, including without limitation, over the acquisition, management and disposition thereof, and over the management and conduct of the administration of the Liquidation Trust, including, without limitation, to cause or authorize distributions to the Beneficiaries (and other distributions as allowed pursuant to the Plan), to review and maintain objections to or compromise Claims, and to pursue and/or compromise Causes of Action after consultation with the Liquidation Trust Oversight Board. The Liquidation Trustee shall have all authority, power, responsibilities and rights set forth in or contemplated by the Plan and Confirmation Order.

(a) Without limiting the foregoing, but subject to the Confirmation Order, and without the necessity of Bankruptcy Court approval (except as otherwise specified herein), and in every case subject to the restrictions imposed herein, the Liquidation Trustee shall have the following powers and authority with respect to the Liquidation Trust and the Trust Assets:

(i) the power and authority to deposit and invest funds in, and withdraw funds from the Reserves, provided that such funds are maintained in Cash;

(ii) the power and authority to open and maintain bank, investment or other accounts with one or more banks and/or other financial institutions;

(iii) the power and authority to pay Liquidation Trust Expenses, make distributions, pay taxes and pay other obligations owed by Debtor, the Estate, or the Liquidation Trust from the Trust Assets;

(iv) the power and authority to engage the Liquidation Trust’s Professional Persons;

(v) the power and authority to take all actions, including the power to initiate, commence, prosecute, litigate, defend, compromise, collect, settle and/or otherwise administer Equity Interests and Causes of Action, where appropriate, and in consultation with the Liquidation Trust Oversight Board as required by Section 7.20 hereof, and in connection therewith to participate in or initiate any proceeding before the Bankruptcy Court or any other court of competent jurisdiction and voluntarily participate as a party in any administrative proceeding, arbitration, mediation or other non-judicial proceeding;

(vi) the power and authority to liquidate any and all of the Trust Assets and provide for distribution of the proceeds, and any other funds as provided for by the Plan;

(vii) the power and authority to administer the Disputed Claims Reserve as provided for in the Plan,

(viii) the power and authority to seek ruling(s) or other guidance from the Internal Revenue Service, state tax authorities or other governmental entities as to the status of the Liquidation Trust for tax purposes and the correct tax treatment of any income, payment or asset or the correct tax filing requirements relating to the same, all as the Liquidation Trustee shall deem necessary and appropriate; and

(ix) such other powers and authority as may be vested in or assumed by the Liquidation Trustee pursuant to the Plan or a Bankruptcy Court order or as may be necessary or appropriate to carry out the provisions of the Plan.

(b) The Liquidation Trustee is the appropriate party in interest in any action brought by or on behalf of the Liquidation Trust.

Section 7.12 Settlement. From and after the first Business Day following the Effective Date, the Liquidation Trustee shall be authorized to enter into settlements of Causes of Action, where the asserted claim amount is less than $500,000 with approval of the Liquidation Trust Oversight Board without Bankruptcy Court approval notwithstanding any prior order of the Bankruptcy Court or the provisions of Bankruptcy Rule 9019. The Liquidation Trustee may settle or compromise any of the Causes of Action where the claim asserted exceeds $500,000, or claims asserted for less than $500,000 where consent of the Liquidation Trust Oversight Board has not been obtained, only with approval of the Bankruptcy Court.

Section 7.13 Investments. Cash shall be maintained by or for the Liquidation Trust in such bank and other financial institution accounts as the Liquidation Trustee shall establish from time to time in its discretion. Cash held by or for the Liquidation Trust in any accounts or otherwise shall be invested in accordance with Section 345 of the Bankruptcy Code or as otherwise permitted by an order of the Bankruptcy Court. The Liquidation Trustee shall have no responsibility or liability for or by reason of or in connection with the financial performance of, or any diminution in value or losses suffered or incurred in connection with, any of such accounts, or the solvency of any bank or other financial institution.

Section 7.14 Tax Treatment of Liquidation Trust. It is intended that the Liquidation Trust will be treated as a “liquidation trust” within the meaning of Treasury Regulation §301.770 1-4(d) and as a grantor trust pursuant to IRC Sections 671-677. The primary purpose of the Liquidation Trust is the liquidation and distribution of the Trust Assets, with no objective to continue or engage in the conduct of a trade or business, except to the extent reasonably necessary to, and consistent with, the liquidation purpose of the Liquidation Trust. Accordingly, for federal income tax purposes, the transfer of Trust Assets, subject to the assumption of liabilities on a non-recourse basis to the Beneficiaries, to the Liquidation Trust shall be treated by the Estate and the Liquidation Trustee as a deemed transfer of such Trust Assets, subject to the assumption of liabilities, by Debtor and the Estate to holders of Allowed Equity Interests in Class 3A, and a deemed further transfer by such holders, subject to the assumption of liabilities, to the Liquidation Trust in exchange for Beneficial Interests therein. The Liquidation Trustee shall, in consultation with the Liquidation Trust Oversight Board, make a good faith determination of the fair market value of the Trust Assets transferred to the Liquidation Trust as of the Effective Date. The Liquidation Trustee and all holders of Allowed Equity Interests in Class 3A shall use these values for the Trust Assets transferred to the Liquidation Trust consistently for all federal income tax purposes. For federal income tax purposes, the holders of Allowed Equity Interests in Class 3A shall be treated by the Estate and the Liquidation Trustee as the grantors of the Liquidation Trust and as the deemed owners of the assets of the Liquidation Trust, and the Liquidation Trust shall not be treated as a successor of Debtor. Notwithstanding anything to the contrary contained in the Plan, the failure of the Liquidation

Trust to be treated for tax purposes in the manner and/or with the effects contemplated by this Section 7.14 shall not limit or affect the validity or formation of the Liquidation Trust or the effectiveness of the Plan or the power or authority of the Liquidation Trustee, and the Liquidation Trustee shall be entitled to take such steps or actions as the Liquidation Trustee deems appropriate or advisable, in order to further or support the tax treatment and effects contemplated by this Section 7.14.

Section 7.15 Withholding and Reporting Requirements. In connection with the administration of the Plan, and the making of distributions under the Plan, the Liquidation Trust will endeavor to comply in all material respects with all applicable withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority.

Section 7.16 Debtor’s Books and Records. On the first Business Day following the formation of the Liquidation Trust, or as soon as practicable thereafter, the Liquidation Trust shall take possession, custody, and control of all books and records of Debtor, including, without limitation, all books and records necessary to the making of distributions, prosecution of objections to Equity Interests, prosecution of Causes of Action, and the analysis, recovery and disposition of the Trust Assets. All such books and records shall be preserved for so long as may be necessary for the prosecution or defense of any Causes of Action, or any Equity Interest objection filed by the Liquidation Trust, after which the Liquidation Trust shall be authorized and empowered to abandon and/or destroy said books and records, in the Liquidation Trustee’s discretion, after providing a notice of abandonment pursuant to the Bankruptcy Code and Bankruptcy Rules which shall only be served on the Liquidation Trust Oversight Board and the SEC.

Section 7.17 Limitation of Liability of Liquidation Trustee. The Liquidation Trustee will be released and indemnified by the Liquidation Trust for all obligations and liabilities of the Liquidation Trust, save and except those duties and obligations of the Liquidation Trustee set forth in the Plan and in the Liquidation Trust Agreement and those attributable to the gross negligence, fraud or willful misconduct of the Liquidation Trustee. The Liquidation Trustee (a) shall only be obligated to perform those duties and obligations that are specifically set forth in this Plan and in the Liquidation Trust Agreement, and no implied covenants or obligations shall be read into this Plan against the Liquidation Trustee, and (b) shall not be liable for any action taken in good faith or in reliance upon the advice of professionals. The Liquidation Trustee shall exercise such of the rights and powers vested in it by this Plan and the Liquidation Trust Agreement, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The Liquidation Trustee shall not be required to post a bond with respect to the performance of the obligations and liabilities of the Liquidation Trustee under the Plan or the Liquidation Trust Agreement.

Section 7.18 Resignation, Death, or Removal of Liquidation Trustee. A holder of an Allowed Class 3A Equity Interest, including a member of the Liquidation Trust Oversight Board, upon application, and upon a showing of willful misconduct or gross negligence and upon prior notice to the Liquidation Trustee and the Liquidation Trust Oversight Board, may move the Bankruptcy Court to remove the Liquidation Trustee from its role as Liquidation Trustee. The movant shall have the burden of establishing such cause as aforesaid for such requested removal.

The Liquidation Trust Oversight Board may remove the Liquidation Trustee at any time by written notice to the Liquidation Trustee. In the event of the resignation or removal, death, or incapacity of the Liquidation Trustee, the Liquidation Trust Oversight Board shall designate another Person to become Liquidation Trustee and such successor Liquidation Trustee, without any further act, shall become fully vested with all of the rights, powers, duties, and obligations of its predecessor, under terms to be agreed by the successor Liquidation Trustee and the Liquidation Trust Oversight Board. In the event of the resignation of the Liquidation Trustee, the Liquidation Trustee shall remain as the Liquidation Trustee until such time as the Liquidation Trust Oversight Board, or the Bankruptcy Court if the Liquidation Trust Oversight Board fails to act within thirty (30) days of resignation, designates a successor.

Section 7.19 Termination of Liquidation Trust. The Liquidation Trustee shall be discharged and the Liquidation Trust shall be terminated, at such time as (i) all Disputed Equity Interests have been resolved, (ii) all of the Trust Assets have been liquidated, (iii) all duties and obligations of the Liquidation Trustee hereunder have been fulfilled, (iv) all distributions required to be made by the Liquidation Trustee under the Plan and the Liquidation Trust Agreement have been made, and (v) the Chapter 11 Case has been closed; provided, that in no event shall the Liquidation Trust be terminated later than the term of the Liquidation Trust under the Plan, as such term may be extended pursuant hereto. As soon as practicable after the final Distribution Date, if any, or such other time as the Liquidation Trustee deems appropriate after consultation with the Liquidation Trust Oversight Board, the Liquidation Trustee may seek entry of a Final Order closing the Chapter 11 Case pursuant to Bankruptcy Code Section 350.

Section 7.20 Liquidation Trust Oversight Board.

(a) The Liquidation Trust Oversight Board shall be formed and constituted upon execution of the Liquidation Trust Agreement. The Liquidation Trust Oversight Board shall consist of three (3) members, to be initially comprised of members of the Equity Committee. The Liquidation Trust Oversight Board shall have the right, but shall not be required, to fill any vacancy that arises for any reason with another holder of an Allowed Class 3A Equity Interest; provided however, that Peter Yip, Anthony Ip, APOL, and Nicola Chu Ming Nga, and any one acting under the control or direction of any of them, are not eligible to be members of the Liquidation Trust Oversight Board. The Liquidation Trust Oversight Board may, in its discretion, retain Professional Persons. Liquidation Trust Oversight Board Members shall be entitled to reimbursement of their actual and reasonable out of pocket expenses as a Liquidation Trust Oversight Board Member. The Liquidation Trust shall pay from time to time all reasonable fees and expenses of such Professional Persons and the actual and reasonable out of pocket expenses of Liquidation Trust Oversight Board Members, with ten days prior notice to the Liquidation Trust Oversight Board and the Liquidation Trustee, and without approval or order of the Bankruptcy Court, unless the Liquidation Trust Oversight Board or Liquidation Trustee objects to all or part of the fees and expenses, in which case the allowance of the disputed portion shall be determined by the Bankruptcy Court. The Liquidation Trust Oversight Board Members shall have no liability for any action taken in good faith or in reliance on the advice of professionals with regard to their obligations and duties under the Plan.

(b) The Liquidation Trustee shall regularly consult with the Liquidation Trust Oversight Board regarding the prosecution and/or settlement of Causes of Action. The Liquidation Trustee shall report to the Liquidation Trust Oversight Board on a regular basis. The Liquidation Trustee shall seek approval from the Liquidation Trust Oversight Board regarding the prosecution and/or settlement of each Cause of Action. In the event that the Liquidation Trust Oversight Board declines to approve a settlement proposed by the Liquidation Trustee involving an asserted claim of less than $500,000, then the dispute shall promptly be brought before the Bankruptcy Court for resolution.

(c) A Liquidation Trust Oversight Board Member shall recuse him/herself from participation in decision-making by the Liquidation Trust Oversight Board on matters in which such member has a conflict of interest.

Section 7.21 Compensation and Expenses of the Liquidation Trustee. The Liquidation Trustee shall be compensated at its standard hourly rates as in effect from time to time for its reasonable fees and expenses by the Liquidation Trust with prior notice to the Liquidation Trust Oversight Board, but without any requirement of approval by the Bankruptcy Court, unless the Liquidation Trust Oversight Board communicates its objection to the Liquidation Trustee within 10 days of said notice, in which case only following Bankruptcy Court approval.

Section 7.22 Reserve for Payment of Claims. From the Assets, the Debtor or the Disbursing Agent, as the case may be, shall reserve the Effective Date Available Cash pursuant to the terms of the Plan. Such reserve shall be free and clear of all Liens, Claims, and encumbrances. To the extent that the Effective Date Available Cash is insufficient to pay all Allowed Administrative Claims, Allowed Fee Claims, Allowed Priority Tax Claims, Allowed Priority Claims and Allowed General Unsecured Claims and Disbursing Agent Expenses in full, the Liquidation Trustee shall pay such additional amounts from the Trust Assets, either directly or to the Disbursing Agent, as are necessary to pay all Allowed Administrative Claims, Allowed Fee Claims, Allowed Priority Claims, Allowed Priority Tax Claims, Allowed General Unsecured Claims, and Disbursing Agent Expenses in full and all such Allowed Claims and such amounts, if any, shall be a Liquidation Trust Expense. After payment in full of all Allowed Claims, any Cash remaining in the Reserve will be transferred to the Liquidation Trust.

ARTICLE VIII

PROVISIONS GOVERNING DISTRIBUTIONS

Section 8.1 Distributions of Available Cash.

(a) All payments to be made by the Disbursing Agent or the Liquidation Trust to any Beneficiary, and/or any other holder of any Allowed Claim, shall be made only in accordance with the Plan and the Confirmation Order and only to the extent that the Liquidation Trust or Estate has sufficient assets (or income and proceeds realized from the assets) to make such payments in accordance with and to the extent provided for in the Plan and the Confirmation Order.

(b) Available Cash shall be distributed by the Liquidation Trustee to Beneficiaries on the Initial Equity Distribution Date and each Periodic Distribution Date, or as soon thereafter as reasonably practicable, in accordance with the provisions of the Plan.

(c) Cash shall be maintained by or for the Liquidation Trust in such bank and other financial institution accounts as the Liquidation Trustee shall establish from time to time in its discretion, subject to Section 7.13.

Section 8.2 Provisions Concerning Disputed Claims Reserves.

(a) Establishment of Disputed Claims Reserve. In connection with the Initial Claims Distribution Date (or any other date on which distributions for any particular Class of Claims are made pursuant to the Plan by the Liquidation Trust), and in connection with making all distributions required to be made on any such date under the Plan, and to pay the Disbursing Agent Expenses, the Disbursing Agent shall establish, for record keeping purposes only (and not as a separate or distinct fund or account and without interest), a Disputed Claims Reserve for holders of Disputed Claims as necessary pursuant to the Plan.

(b) Amounts to Be Reserved. The Liquidation Trustee or Disbursing Agent, as the case may be, shall reserve Cash allocated for distribution on account of each Disputed Claim based upon the Face Amount of each such Disputed Claim, plus 36% of the Face Amount on account of the Postpetition Interest attributable to any such General Unsecured Claim, or such lesser or greater amount as may be agreed to by the holder of the Claim on one hand and the Liquidation Trustee or Disbursing Agent, as the case may be, after consultation with the Liquidation Trust Oversight Board or Equity Committee on the other hand, as applicable, or as may otherwise be determined by Final Order of the Bankruptcy Court (the “Disputed Claims Reserve”). All Cash or other property allocable to the relevant Class hereunder with respect to Disputed Claims shall be allocated for record keeping purposes only (and not as a separate or distinct fund or account and without interest), to the Disputed Claims Reserve with respect to the Initial Claims Distribution Date (or such other date on which distributions for any particular Class of Claims are made pursuant to the Plan).

(c) Distributions. Payments on any Disputed Claim that becomes an Allowed Claim shall be distributed as soon as practicable after the Claim is Allowed. Distributions shall be made only to the extent of the aggregate distributions that the holder of any such Allowed Claim would have received had such Claim been Allowed as of the Effective Date (less any taxes paid with respect to amounts held in the Disputed Claims Reserve). Distributions to each holder of a Disputed Claim that has become an Allowed Claim (and to the extent that the holder of the Disputed Claim has not received prior distributions on account of that Claim) shall be made in accordance with the provisions of the Plan governing the Class of Claims in which the Claim is classified.

(d) Termination of Disputed Claims Reserve. The Disputed Claims Reserve shall no longer be necessary at the earlier of (i) when all Disputed Claims have been resolved, or (ii) when all distributions and other dispositions of Cash or other property required to be made therefrom under the Plan have been made. Thereafter, all Cash and other property deemed allocated to the Disputed Claims Reserve shall be transferred to the Liquidation Trust, if not previously transferred thereto.

(e) No Liability for Funding the Disputed Claims Reserve. Neither the Disbursing Agent nor the Liquidation Trustee shall have any duty to fund, or to set aside, any separate account for the Disputed Claims Reserve.

Section 8.3 Provisions Concerning Disputed Equity Interests Reserves.

(a) Establishment of Disputed Equity Interest Reserve. The Liquidation Trustee shall establish, for record keeping purposes only (and not as a separate or distinct fund or account and without interest), a Disputed Equity Interest Reserve for holders of Disputed Equity Interests as necessary pursuant to the Plan.

(b) Amounts to Be Reserved. The Liquidation Trustee shall reserve Cash allocated for distribution on account of each Disputed Equity Interest based upon the total number of common shares, assuming exercise of Option Interests and validity of Restricted Stock Awards, and any Equity Rights as applicable, allocable to the Disputed Equity Interests (the “Disputed Equity Interest Reserve”). All Cash or other property allocable to the relevant Class hereunder with respect to Disputed Equity Interest shall be allocated for record keeping purposes only (and not as a separate or distinct fund or account and without interest) to the Disputed Equity Interest Reserve with respect to the Initial Equity Distribution Date (or such other date on which distributions for any particular Class of Equity Interest are made pursuant to the Plan).

(c) Distributions. Payments on any Disputed Equity Interest that becomes an Allowed Equity Interest shall be distributed no later than the first Periodic Distribution Date after the Equity Interest is Allowed. Distributions shall be made only to the extent of the aggregate distributions that the holder of any such Allowed Equity Interest would have received had such Equity Interest been Allowed as of the Effective Date, without interest. Distributions to each holder of a Disputed Equity Interest that has become an Allowed Equity Interest (and to the extent that the holder of the Disputed Equity Interest has not received prior distributions on account of that Equity Interest) shall be made in accordance with the provisions of the Plan governing the Class of Equity Interest in which the Equity Interest is classified.

(d) Termination of Disputed Equity Interest Reserve. The Disputed Equity Interest Reserve shall no longer be necessary at the earlier of (i) when all Disputed Equity Interests have been resolved, or (ii) when all distributions and other dispositions of Cash or other property required to be made therefrom under the Plan have been made.

(e) No Liability for Funding the Disputed Equity Interest Reserve. Neither the Disbursing Agent nor the Liquidation Trustee shall have any duty to fund, or to set aside any separate account for, the Disputed Equity Interest Reserve.

Section 8.4 Transmittal of Distributions and Notices.

(a) Notices to Claims and Equity Interests. Notices to holders of Claims and Equity Interests and notice that an Entity or Person is or becomes entitled to receive pursuant to the Plan may be delivered by regular mail, postage prepaid, in an envelope addressed to the holder’s Distribution Address.

(b) Distributions to Claims and Equity Interests. Distributions to holders of Allowed Claims pursuant to the Plan may be delivered by regular mail, postage prepaid, in an envelope addressed to the holder’s Distribution Address. Distributions to holders of Allowed Equity Interests may be delivered by (i) regular mail, postage prepaid, in an envelope addressed to the holder’s Distribution Address, or (ii) by electronic delivery. Distributions made in accordance with this Plan shall be deemed delivered regardless of whether such distribution is actually received by the Entity or Person to whom it is directed. The Distribution Address shall be binding on all holders of Claims, Equity Interests and other parties-in-interest, and the Liquidation Trustee and Disbursing Agent shall be entitled to rely upon the Distribution Address, and shall have no duty or responsibility to independently seek or verify any address other than as specifically set forth in Section 7.5 of this Plan. A holder of a Claim may designate a different Distribution Address by notifying, after the Effective Date, the Liquidation Trust of that address in writing. Such notification shall be effective only upon receipt.

Section 8.5 Setoffs. The Liquidation Trustee and Disbursing Agent may, but shall not be required to, setoff or recoup against any Claim (for purposes of determining the allowed amount of such Claim on which distribution shall be made), any claims of any nature whatsoever that the Estate or the Liquidation Trust may have against the claimant, but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Liquidation Trust or Disbursing Agent of any such claim it may have against such claimant.

Section 8.6 Withholding of Distributions to Equity Interests. To extent there exists a Cause of Action against a holder of an Equity Interest, the Liquidation Trustee may, but shall not be required to, withhold any distribution from the Liquidation Trust on account of such holder’s Beneficial Interest, and to the extent any judgment is entered against such holder in favor of the Debtor, to recoup or offset on account of such judgment against any such distribution.

Section 8.7 Withholding Taxes and Expenses of Distribution. Any federal, state or local withholding taxes or other amounts required to be withheld under applicable law shall be deducted from distributions hereunder. All holders of Allowed Claims shall be required to provide any information necessary to effect the withholding of such taxes.

Section 8.8 Disputed Identity of Holder. If any dispute arises as to the identity of a holder of an Allowed Claim or Allowed Equity Interest who is to receive any distribution, the Liquidation Trustee or Disbursing Agent may, in lieu of making such distribution to such Entity or Person, make such distribution into an escrow account until the disposition thereof shall be determined by the Bankruptcy Court or by written agreement among the interested parties to such dispute.

Section 8.9 Restriction on Transfers of Claims and Equity Interests, and Distribution Record Date. Subsequent to the Effective Date, no party can transfer a Claim, an Equity Interest, or a Beneficial Interest. Distributions on account of Beneficial Interests from the Liquidation Trust shall be made to holders of Equity Interests as reflected on the stock shares of the company on the Distribution Record Date. Property may be distributed under the Liquidation Trust on account of Beneficial Interests in lieu of cash.

Section 8.10 Method of Cash Distributions. Any Cash payment to be made by the Liquidation Trust or the Estate pursuant to the Plan may be made, at the sole discretion of the Liquidation Trustee or Disbursing Agent, by draft, check, wire transfer, or as otherwise required or provided in any relevant agreement or applicable law.

Section 8.11 Fractional and De Minimis Distributions. Whenever any payment of a fraction of a dollar under this Plan would otherwise be called for, the actual payment shall reflect a rounding of such fraction to the nearest whole dollar or share (up or down), with half dollars and fractions less than  1/2 being rounded down.

Section 8.12 Exemption from Certain Transfer Taxes. Pursuant to Section 1146(c) of the Bankruptcy Code: (a) the issuance, transfer or exchange of any securities, instruments or documents; (b) the creation or release of any other Lien, mortgage, deed of trust or other security interest; (c) the transfer of Assets to the Liquidation Trust or the transfer of Trust Assets from the Liquidation Trust, or (d) the making or assignment of any lease or sublease or the making or delivery of any deed or other instrument of transfer under, pursuant to, in furtherance of or in connection with the Plan or the sale of any assets of the Estate, or any deeds, releases, bills of sale or assignments executed in connection with the Plan or the Confirmation Order, shall not be subject to any stamp tax, transfer tax, intangible tax, recording fee, or similar tax, charge or expense to the fullest extent provided for under Section 1146(a) of the Bankruptcy Code.

Section 8.13 Striking of Provisions and Confirmation of Plan, as Modified. In the event the Bankruptcy Court determines that the Plan cannot be confirmed because of one or both of the Disputed Provisions, one or both of the provisions, as the case may be, shall be deemed stricken from the Plan and the Plan shall be modified to exclude such provision(s). “Disputed Provisions” means: (1) the provision in the Plan permitting the subordination or equitable disallowance of an Equity Interest; and (2) the provision in the Plan providing for the establishment of a Disputed Equity Interest Reserve for Disputed Equity Interests.

ARTICLE IX

EXECUTORY CONTRACTS AND LEASES

Section 9.1 Assumption of Insurance Policies; Assignment of Rights. Each of the Debtor’s insurance policies and any agreements, documents or instruments relating thereto (the “Insurance Policies”), unless previously cancelled, shall be treated as executory contracts under the Plan, and the Plan shall constitute a motion to assume the Insurance Policies and to assign all of the Estate’s rights under such Insurance Policies to the Liquidation Trust. Subject to the occurrence of the Effective Date, the entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of such assumption pursuant to Bankruptcy Code Sections 365(a) and 1123(b)(2) and a finding by the Bankruptcy Court that such assumption is in the best interests of the Debtor, its Estate, and all parties in interest in the Chapter 11 Case. Unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed by the parties thereto prior to the Effective Date, no payments are required to cure any defaults of Debtor existing as of the Confirmation Date. To the extent the Bankruptcy Court or Proponents determine otherwise as to any of the Insurance Policies, Debtor and/or Liquidation Trustee reserve the right to seek rejection of such Insurance Policy or other available relief.

Section 9.2 Assumption of Contracts and Leases. Each executory contract or unexpired lease (except as provided in Section 9.1 above in the case of the Insurance Policies and 9.3 below in the case of Indemnification Obligations) of Debtor, including executory contracts or unexpired leases entered into after the Petition Date, that has not expired by its own terms prior to the Confirmation Date, and that has not been assumed or rejected during the Chapter 11 Case prior to the Confirmation Date shall be deemed assumed pursuant to Bankruptcy Code Section 365 as of the Confirmation Date. Each such executory contract or unexpired lease shall be assigned to the Liquidation Trust on the Effective Date and shall constitute a Trust Asset. If there is a breach of any assumed executory contract or unexpired lease for which Cash is due a Claim for any damages must be filed on or before the Executory Contract Claims Bar Date. Notwithstanding the payment of Allowed Fee Claims, any indemnity obligation of (including any claim of contribution, reimbursement, or subrogation against) the Debtor to (or by) any Professional Person, and any claim of a Professional Person pursuant to an agreement entered into by the Debtor or the Equity Committee pursuant to an order of the Bankruptcy Court that is first due and payable after the Effective Date, shall not be discharged by the allowance and payment of such Professional Person’s Fee Claim or the occurrence of the Effective Date, but shall remain outstanding from and after the Effective Date and, notwithstanding any provision of this Plan to the contrary, can be asserted against, and shall be claims against, the Liquidation Trust and the Trust Assets as Liquidation Trust Expenses.

Section 9.3 Rejection of Indemnification Obligations.

(a) Except as otherwise provided in the Plan or any contract, instrument, release or other agreement or document entered into in connection with the Plan and approved by the Bankruptcy Court, on the Confirmation Date, all obligations related to any contract, instrument, limited liability company agreement, articles of incorporation, bylaws, other comparable organizational document or any other document or applicable law shall be deemed rejected as of the Confirmation Date as they relate to any rights to indemnification, contribution and/or advancement of expenses claimed by any former member, manager, officer or employee of Debtor (the “Indemnification Obligations”). For avoidance of doubt, any rights to indemnification, contribution and/or advancement of expenses of Joseph D. Stutz and Marcus A. Watson shall not be rejected and shall survive confirmation of this Plan

(b) Indemnification Obligations (whether arising by contract, operation of law, statute or otherwise) owed to any present or former professionals of Debtor arising out of acts or omissions that occurred prior to the Petition Date, including without limitation, accountants, auditors, financial consultants, underwriters or attorneys, shall be deemed to be, and shall be treated as though they are, executory contracts that are rejected pursuant to Bankruptcy Code Section 365 under the Plan as of the Confirmation Date.

(c) A Rejection Claim for Indemnification Obligations must be filed by the Executory Contract Claims Bar Date. If the rejection of any executory contract or unexpired lease under the Plan gives rise to a Claim by the non-Debtor party or parties to such contract or lease, such Claim, to the extent that it is timely filed and is an Allowed Claim, shall be classified in Class 2.

ARTICLE X

DISPUTED, CONTINGENT AND

UNLIQUIDATED CLAIMS AND EQUITY INTERESTS

Section 10.1 Objections to Claims and Equity Interests.

(a) The Claims Objection Deadline shall be six months after the Effective Date; provided, however, that the last date for filing Avoidance Actions against a holder of a Claim shall be the date established by Bankruptcy Code Section 546(a) and the last day for asserting any other Cause of Action shall be the last day of the applicable statute of limitations therefor provided under applicable non-bankruptcy law as such period may have been extended by Bankruptcy Code Section 108 or any other section of the Bankruptcy Code. Notwithstanding any of the foregoing, the Liquidation Trust may request from the Bankruptcy Court one or more extensions of the Claims Objection Deadline, which such extended date shall become the new Claims Objection Deadline.

(b) From and after the formation of the Liquidation Trust, the Liquidation Trustee, in consultation with the Liquidation Trust Oversight Board, shall have the exclusive authority for reviewing, negotiating, and, if deemed appropriate, objecting to the allowance of any Claim filed or asserted in the Chapter 11 Case or any Equity Interest. All objections shall be litigated to a Final Order; provided, however, that the Liquidation Trustee may compromise and settle any objections to Claims and Equity Interests, in consultation with the Liquidation Trust Oversight Board, subject to the provisions of this Article X without order of the Bankruptcy Court; provided further, however, that distributions may be made to a holder of a Claim prior to the expiration of the Claims Objection Deadline applicable thereto if the Liquidation Trustee believes that objection to such holder’s Claim is not appropriate under the circumstances.

(c) Objections to Claims or Equity Interests shall not be subject to any defense because of confirmation of the Plan, including, without limitation, res judicata, or estoppel.

Section 10.2 Estimation of Claims and Equity Interests. Through the Claims Objection Deadline applicable to Claims, and at any time for Equity Interests, the Disbursing Agent or the Liquidation Trustee may request that the Bankruptcy Court enter an Estimation Order(s) fixing, pursuant to Bankruptcy Code Section 502(c), the amount of any Disputed Claim or Disputed Equity Interest, regardless of whether Debtor has previously objected to such Claim or Equity Interest or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any Disputed Claim or Disputed Equity Interest, including during the pendency of any appeal relating to any objection to any Disputed Claim or Disputed Equity Interest. In the event that the Bankruptcy Court enters an Estimation Order estimating any Disputed Claim or Disputed Equity Interest, the amount of such estimation will constitute either the Allowed amount of such Claim or Disputed Equity Interest or a maximum limitation on such Claim or Equity Interest, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim or Equity Interest, the Disbursing Agent or Liquidation Trust may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim or Equity Interest. All of the aforementioned Claims’ objection, Equity Interest’s objection, estimation and resolution procedures are cumulative and are not necessarily exclusive of one another. Claims or Equity Interests may be estimated and thereafter resolved by any mechanism permitted under the Bankruptcy Code or the Plan. Proponents reserve all rights to seek estimation of any Administrative Claim and Fee Claim as part of the Plan confirmation process.

Section 10.3 Amendments to Claims or Equity Interests. After the Confirmation Date, except as provided in Sections 3.1(a) and 3.3(a) of the Plan, a Claim or Equity Interest may not be filed or amended without the authorization of the Bankruptcy Court and, even with such Bankruptcy Court authorization, may be amended by the holder of such Claim or Equity Interest solely to decrease, but not to increase, unless otherwise authorized by the Bankruptcy Court, the amount, number or priority.

Section 10.4 Authority To Settle Disputed Claims and Disputed Equity Interests. From and after the formation of the Liquidation Trust, the Liquidation Trustee shall be authorized to compromise and settle Disputed Claims, with a Disputed Amount less than $500,000 with approval of the Liquidation Trust Oversight Board without Bankruptcy Court approval notwithstanding any prior order of the Bankruptcy Court or the provisions of Bankruptcy Rule 9019. From and after the formation of the Liquidation Trust, the Liquidation Trustee shall be authorized to compromise and settle Disputed Equity Interest with cash allocated to the Disputed Equity Interest pursuant to Section 8.3(b) of the Plan of less than $500,000. The Liquidation Trustee may settle or compromise any Disputed Claim with a Disputed Amount in excess of $500,000 or a Disputed Equity Interest with cash allocated to the Disputed Equity Interest pursuant to Section 8.3(b) of the Plan in excess of $500,000 only with approval of the Bankruptcy Court.

Section 10.5 No Recourse. Notwithstanding that the Allowed amount or estimated amount of any particular Disputed Claim or Disputed Equity Interest is reconsidered under the applicable provisions of the Bankruptcy Code and Bankruptcy Rules and, as a result of such reconsideration is Allowed in an amount for which there is insufficient value in the relevant fund or reserve to provide a recovery equal to that received by other holders of Allowed Claims or Equity Interests in the relevant Class, no such Claim or Equity Interest holder shall have recourse to the Liquidation Trust, Debtor, the Liquidation Trustee, the Liquidation Trust Oversight Board Members, the Estate, Proponents, any member or manager thereof, any of the respective Professional Persons of any of them, the holder of any other Claim or Equity Interest, or any of the respective property of any of the foregoing. However, nothing in the Plan shall modify any right of a holder of a Claim under Section 502(j) of the Bankruptcy Code.

ARTICLE XI

EFFECTS OF CONFIRMATION

Section 11.1 Retention of Estate Causes of Action/Reservation of Rights. On and after the formation of the Liquidation Trust, the Liquidation Trust shall have, retain, reserve and be entitled to assert, prosecute, (subject to Section 7.20(b) hereof) settle, or abandon, any and all Estate Causes of Action.

Section 11.2 Compromise of Controversies. Pursuant to Bankruptcy Rule 9019, and in consideration for the classification, distribution and other benefits provided under the Plan, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and controversies resolved pursuant to the Plan. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of all other compromises and settlements provided for in the Plan, and the Bankruptcy Court’s findings shall constitute its determination that such compromises and settlements are in the best interests of Debtor, its Estate, creditors, holders of Equity Interests, and other parties-in-interest, and are fair, equitable and within the range of reasonableness.

Section 11.3 Preservation of Insurance. Notwithstanding any contrary provision in the Plan, Plan Supplement, or Confirmation Order (including the rejection of any Indemnification Obligations pursuant to the Plan), the Plan shall not diminish or impair the enforceability of Insurance Policies that may cover Claims against Debtor, its Estate, or its Assets or any other Person or Entity. Nothing contained in the Plan, Plan Supplement, or Confirmation Order shall be construed to alter any existing obligation of Debtor to indemnify, to the extent necessary to insure, any Person or Entity, including without limitation, any former officers and/or directors of Debtor or its Subsidiaries, entitled to indemnification pursuant to any Insurance Policies under applicable law.

Section 11.4 Term of Injunctions or Stays. Until the Effective Date, all injunctions or stays provided for in the Chapter 11 Case under Bankruptcy Code Sections 105(a) or 362, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect. After the Effective Date, all injunctions or stays provided for in the Chapter 11 Case under Bankruptcy Code Sections 105(a) or 362, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the final Distribution Date or the Debtor’s Chapter 11 Case is closed.

Section 11.5 Permanent Injunction.

(a) Terms of Injunction. Except as otherwise expressly provided in the Plan, the Sale Documents, the Sale Order, or the Confirmation Order, all Persons who have held, hold or may hold Claims against, or Equity Interests in, the Debtor are permanently enjoined, on and after the Effective Date, to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, from taking any of the following actions against the Estate, the Debtor’s property or the Released Parties on account of, in connection with, or related to, in any manner whatsoever, whether directly or indirectly, such Claims or Equity Interests: (a) commencing or continuing in any manner any action or other proceeding of any kind; (b) the enforcement, attachment, collection, or recovery by any manner or means of judgment, award, decree or order; (c) creating, perfecting, or enforcing any encumbrance of any kind; (d) asserting any right of setoff, recoupment or subrogation of any kind; and (e) commencing or continuing in any manner or in any place any suit, action or other proceeding that does not comply with or is inconsistent with the provisions of the Plan. The foregoing injunction will extend to successors of the Released Parties.

(b) Relief from Injunction. Any Person asserting a claim against one or more of the Released Parties that is enjoined under Section 11.5(a) of the Plan and that is not otherwise released or exculpated under the Plan may seek relief from the injunction contained in Section 11.5(a) of the Plan by filing with the Bankruptcy Court an explanation of the claim against the Released Party, the basis for the assertion that the claim was not released or exculpated under the terms of the Plan, and a description of the action(s) the holder desires to take on account of such claim and by thereafter obtaining an order of the Bankruptcy Court allowing the holder to assert the claim. The Bankruptcy Court may enter such order upon the finding, among other things, that (i) the claim is for gross negligence, willful misconduct, or breach of fiduciary duty, (ii) facts sufficient to state a claim that is plausible on its face have been plead, (iii) the provisions of this Section 11.5(b) have been complied with, (iv) the claim the holder desires to assert was not released or exculpated under the terms of the Plan, and (v) the holder is acting in good faith in pursuit of such claim.

Section 11.6 Exculpation. None of Exculpated Parties or of the APOL Releasees shall have or incur any liability whatsoever, in any form, to the Estate, the Liquidation Trust, the Disbursing Agent, the Debtor, any holder of a Claim or Equity Interest in the Debtor, or any other party in interest for any act or omission in connection with or arising out of the Chapter 11 Case, the involvement of any of them in the filing and/or conduct of the Chapter 11 Case, including the type or value of distributions, if any, reserved under the Plan for holders of

Claims or Equity Interests, the pursuit of consummation of the sale of the CDC Software Shares, the solicitation of votes for acceptance or rejection of the Plan, the pursuit of confirmation and consummation of the Plan, the administration of the Plan and/or the Liquidation Trust or the property to be distributed under the Plan, other than acts or omissions found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to constitute willful misconduct, gross negligence, or breach of fiduciary duty by such person or entity; provided however, that nothing in this Section 11.6 is intended to exculpate any of the Exculpated Parties from any liability for any acts or omissions of the Exculpated Parties taken prior to September 30, 2011.

Section 11.7 Releases by Debtor, Estate, and Related Persons. Except as otherwise expressly provided in the Plan, the Sale Documents, Sale Order, or the Confirmation Order, on the Effective Date, for good and valuable consideration, to the fullest extent permissible under applicable law, the Debtor, on its own behalf and as representative of the Estate and each of its respective Related Persons, shall, and shall be deemed to, completely and forever release, waive, void, extinguish and discharge unconditionally, each and all of the Released Parties, of and from any and all Claims, Causes of Action (including any Avoidance Actions), any and all other obligations, suits, judgments, damages, debts, rights, remedies, causes of action and liabilities of any nature whatsoever, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are or may be based in whole or part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date (including prior to the Petition Date) in connection with or related to the Debtor, or its assets, property and Estate, the Chapter 11 Case or the Plan, the Share Purchase Agreement, and the Disclosure Statement.

Section 11.8 Injunction Against Interference with the Plan. Upon entry of the Confirmation Order, all holders of Claims and Equity Interests and other parties in interest, along with their respective present employees, agents, officers, directors or principals, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan, except with respect to actions such entity may take in connection with the pursuit of appellate rights with respect to the Confirmation Order.

Section 11.9 Effect of APOL Settlement Agreement and Release of APOL Releasees therein.

(a) Confirmation of the Plan shall not affect the APOL Settlement Agreement, which to the extent approved by Final Order will be enforceable pursuant to its terms after confirmation of the Plan.

(b) To the extent provided for in the APOL Settlement Agreement, the Debtor and the Estate, their respective successors, assigns and affiliates, a liquidating trust, and any other person that claims or might claim through, on behalf of, or for the benefit of any of the foregoing, whether directly or derivatively, and the Equity Committee (the “Estate Releasors”), irrevocably and unconditionally, fully, finally, and forever waive, release, acquit, and discharge APOL, Nicola Chu Ming Nga, and Anthony Ip, along with their attorneys, and their respective directors, officers, parents, subsidiaries, and the APOL Settlement Agreement Affiliates (collectively, the “APOL Releasees”) from any and all claims, demands, rights, liabilities, or causes of action of any and every kind, character, or nature whatsoever, in law or in equity, known or unknown, whether asserted or unasserted, which the Estate Releasors, or any of them, or anyone claiming through them, on their behalf or for their benefit, have or may have or claim to have, now or in the future, against any of the APOL Releasees for, upon, or by reason of any manner, cause or thing whatsoever from the beginning of the world to the date of the APOL Settlement Agreement, including but not limited to any claims that have been or could be brought by the Estate of the Debtor in connection with its bankruptcy proceeding, or any trust or entity charged with recovering assets of the Estate, or any constituency of the Estate, whether such claims have been, could have been or could be brought in the bankruptcy itself or as part of a plan of reorganization or liquidation, including but not limited to claims for damages, costs or fees incurred by the Estate Releasors.

Section 11.10 Deemed Consent. By submitting a Ballot, each holder of a Claim or Equity Interest shall be deemed, to the fullest extent permitted by applicable law, to have specifically consented to the injunctions, exculpations and releases set forth in Plan Sections 11.5, 11.6, 11.7, and 11.8.

Section 11.11 No Waiver. Notwithstanding anything to the contrary contained in Plan, the injunctions set forth in the Plan shall not, and shall not be deemed to, limit, abridge or otherwise affect the rights of the Liquidation Trustee to enforce, sue on, settle or compromise the rights, claims and other matters expressly retained by the Liquidation Trust or the Purchaser pursuant to the Plan, the Liquidation Trust or the Share Purchase Agreement.

Section 11.12 Satisfaction of Claims and Interests and Binding Effect. The rights afforded in the Plan and the treatment of all Claims and Equity Interests herein shall be in exchange for and in complete satisfaction, and release of all Claims and Equity Interests of any nature whatsoever against the Debtor or its Estate, assets, properties, or interests in property. The Plan shall be binding upon and inure to the benefit of the Debtor, all present and former holders of Claims against and Equity Interests in the Debtor, its respective successors and assigns, including, but not limited to, the Debtor, and all other parties-in-interest in the Chapter 11 Case.

Section 11.13 SEC Reservation of Rights. Nothing in this Plan or the Confirmation Order is intended to, or shall be construed to, restrict or otherwise limit the ability of the SEC to perform its statutory duties with respect to any Person in any nonbankruptcy forum, pursuant to otherwise applicable law; provided however, that nothing in this Section 11.13 is intended to grant the SEC any rights to challenge the Sale Order (or any actions taken in connection with the Sale Order) or any sale approved by order of the Bankruptcy Court in the Chapter 11 Case under Section 363 of the Bankruptcy Code (or any actions taken prior to the Effective Date in connection with such sale).

ARTICLE XII

RETENTION OF JURISDICTION

Section 12.1 Retention of Exclusive Jurisdiction by the Bankruptcy Court. Notwithstanding confirmation of the Plan or occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of or related to the Chapter 11 Case and the Plan to the fullest extent legally permissible, including, without limitation, for the following purposes:

(a) to the extent not otherwise determined by the Plan, to (i) determine the allowance, classification, or priority of Claims upon objection by any party-in-interest entitled to file an objection, or (ii) the validity, extent, priority and nonavoidability of consensual and nonconsensual Liens or other encumbrances against any of the Trust Assets, Estate Causes of Action, or property of the Estate, or the Liquidation Trust;

(b) to issue injunctions or take such other actions or make such other orders as may be necessary or appropriate to restrain interference with the Plan or its execution or implementation by any Entity or Person, to construe and to take any other action to enforce and execute the Plan, the Confirmation Order, or any other order of the Bankruptcy Court, to issue such orders as may be necessary for the implementation, execution, performance and consummation of the Plan and all matters referred to herein, and to determine all matters that may be pending before the Bankruptcy Court in the Chapter 11 Case on or before the Effective Date with respect to any Entity or Person;

(c) to protect the Trust Assets or property of the Estate and/or the Liquidation Trust including without limitation Estate Causes of Action from claims against, or interference with, such assets or property, including actions to quiet or otherwise clear title to such property or to resolve any dispute concerning Liens, security interests or encumbrances on any Trust Assets;

(d) to determine any and all applications for allowance of Fee Claims;

(e) to determine any Priority Tax Claims, Priority Claims, Administrative Claims, or any other request for payment of Claims, including both fees and expenses, entitled to priority under Section 507(a) of the Bankruptcy Code;

(f) to resolve any dispute arising under or related to the implementation, execution, consummation or interpretation of the Plan or the making of distributions hereunder;

(g) to determine any and all motions related to the rejection, assumption or assignment of executory contracts or unexpired leases, or to determine any motion to reject any executory contract or unexpired lease pursuant to Article IX of the Plan;

(h) except as otherwise provided herein, to determine all applications, motions, adversary proceedings, contested matters, actions, and any other litigated matters instituted in and prior to the closing of the Chapter 11 Case, including any remands;

(i) to enter a Final Order closing the Chapter 11 Case;

(j) to modify the Plan under Bankruptcy Code Section 1127, remedy any defect, cure any omission, or reconcile any inconsistency in the Plan or the Confirmation Order so as to carry out its intent and purposes;

(k) to issue such orders in aid of consummation of the Plan or the Confirmation Order notwithstanding any otherwise applicable non-bankruptcy law, with respect to any Entity or Person, to the full extent authorized by the Bankruptcy Code;

(l) to determine any tax liability pursuant to Bankruptcy Code Section 505;

(m) to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated;

(n) to resolve any disputes concerning whether an Entity or Person had sufficient notice of the Chapter 11 Case, the applicable Claims or Equity Interest bar date, the hearing to consider approval of the Disclosure Statement or the Confirmation Hearing or for any other purpose;

(o) to resolve any dispute or matter arising under or in connection with any order of the Bankruptcy Court entered in the Chapter 11 Case;

(p) to authorize, as may be necessary or appropriate, sales of assets as necessary or desirable and resolve objections, if any, to such sales;

(q) to resolve any disputes concerning any release, discharge, injunction, exculpation or other waivers and protections provided in the Plan;

(r) to approve, if necessary, any distributions, or objections thereto, under the Plan;

(s) to approve, as may be necessary or appropriate under the Plan, any Claims settlement entered into, or offset exercised by, the Liquidation Trust;

(t) to resolve any dispute or matter arising under or in connection with the Liquidation Trust;

(u) to order the production of documents, disclosures, or information, or to appear for deposition demanded pursuant to Bankruptcy Rule 2004; and

(v) to determine such other matters, and for such other purposes, as may be provided in the Confirmation Order or as may be authorized under provisions of the Bankruptcy Code.

The preceding list is non-exhaustive, it being the intent of the Proponents, as set forth in the Plan, that the Bankruptcy Court retain subject-matter jurisdiction to the maximum extent permitted by applicable law, which will maximize the Liquidation Trustee’s flexibility when choosing the forum for the liquidation of Trust Assets. Retention of jurisdiction by the Bankruptcy Court will benefit all holders of Equity Interests as to those Trust Assets for which the Bankruptcy Court proves to be the most economical and/or efficient forum. In addition, with respect to controversies asserting common questions of law on which the Bankruptcy Court has already promulgated the law of the case and/or the United States District Court for the Northern District of Georgia or the Eleventh Circuit Court of Appeals has provided (or will provide) definitive guidance, prosecution of Causes of Action in the Bankruptcy Court may provide certainty of outcome (and resulting reduction in litigation expenses) not attainable outside of the Bankruptcy Court in a jurisdiction that will consider previously settled questions of law anew.

Section 12.2 Retention of Non-Exclusive Jurisdiction by the Bankruptcy Court. Notwithstanding anything else in the Plan, the Bankruptcy Court shall retain non-exclusive jurisdiction over all Estate Causes of Action.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.1 Amendments.

(a) Pre-Confirmation Amendments. Proponents may modify the Plan at any time prior to the entry of the Confirmation Order, provided that the Plan, as modified, and the Disclosure Statement pertaining thereto meet applicable Bankruptcy Code requirements.

(b) Post-Confirmation Immaterial Modification. With the approval of the Bankruptcy Court and on notice to and an opportunity to be heard by the United States Trustee, the Equity Committee or the Liquidation Trust Oversight Board, as applicable, and without notice to all holders of Claims and Equity Interests, Proponents or the Liquidation Trustee, as applicable, may, insofar as it does not materially and adversely affect the interest of holders of Claims, correct any defect, omission or inconsistency in the Plan in such manner and to such extent as may be necessary to expedite consummation of the Plan.

(c) Post-Confirmation Material Modification. On notice to and with an opportunity to be heard by the United States Trustee and the Equity Committee or the Liquidation Trust Oversight Board, as applicable, the Plan may be altered or amended after the Confirmation Date by the Liquidation Trustee in a manner which, in the opinion of the Bankruptcy Court, materially and adversely affects holders of Claims, provided that such alteration or modification is made after a hearing and otherwise meets the requirements of Section 1127 of the Bankruptcy Code.

Section 13.2 Severability. If, prior to the Confirmation Date, any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court will have the power to alter and interpret such term or provision and make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision will then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order will constitute a judicial determination and will provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

Section 13.3 Successors and Assigns. The rights, benefits and obligations of any Entity or Person named or referred to in the Plan shall be binding on, and shall inure to the benefit of, the heirs, executors, administrators, successors and/or assigns of such Entity or Person. For avoidance of doubt, the Liquidation Trustee and the Equity Committee shall be entitled to substitute or succeed the Debtor, as the case may, be in any action, including, but not limited to, any Avoidance Actions or Estate Causes of Action that have been brought or could have been brought by the Debtor.

Section 13.4 Governing Law. Except to the extent that the Bankruptcy Code or Bankruptcy Rules or other federal laws are applicable, and subject to the provisions of any contract, instrument, release, or other agreement or document entered into in connection with the Plan, the construction, implementation and enforcement of the Plan and all rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Georgia without giving effect to conflicts of law principles which would apply the law of a jurisdiction other than the State of Georgia.

Section 13.5 Effectuating Documents and Further Transactions. The Liquidation Trust through the Liquidation Trustee shall be authorized to execute, deliver, file, or record such documents, contracts, instruments, and other agreements and take such other actions as may be reasonably necessary to effectuate and further evidence the terms and conditions of the Plan.

Section 13.6 Extinguishment of Liens. On the Effective Date, all Liens against any property of Debtor, except to the extent provided in the Plan or the Confirmation Order, shall be deemed forever extinguished and discharged.

Section 13.7 Saturday, Sunday or Legal Holiday. If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

Section 13.8 Confirmation Order and Plan Control. If, but only to the extent that, the Confirmation Order and/or the Plan shall be directly in conflict with the Disclosure Statement or any agreement entered into by the Liquidation Trust, the Plan shall control the Disclosure Statement and any such agreement, and the Confirmation Order shall control the Plan, the Disclosure Statement and any such agreement.

Section 13.9 Payment of Statutory Fees. All fees due and then payable pursuant to Section 1930 of Title 28 of the United States Code and Section 3717 of Title 31 of the United States Code shall be paid in Cash on the Effective Date. With respect to the post-Confirmation period, the Liquidation Trust shall pay all fees and amounts payable pursuant to the foregoing statutes with respect to the Chapter 11 Case until the earlier of the date of entry of an order dismissing, converting to Chapter 7 of the Bankruptcy Code, or decreeing as final the Chapter 11 Case, as applicable.

Section 13.10 Joint and Unilateral Withdrawal of Plan. Proponents reserve the right, in the exercise of their discretion, to revoke and withdraw or to modify the Plan at any time prior to the Confirmation Date or, if Proponents are for any reason unable to consummate the Plan after the Confirmation Date, at any time up to the Effective Date. If Proponents revoke or withdraw the Plan, (a) nothing contained in the Plan shall be deemed to constitute a waiver or release of any claims by or against the Estate or to prejudice in any manner the rights of the Estate or any Entity or Person in any further proceeding involving Debtor, and (b) the result shall be the same as if the Confirmation Order were not entered, the Plan was not filed, and the Effective Date did not occur. Additionally, each Proponent reserves the right, in the exercise of its fiduciary duty, to withdraw as a proponent of the Plan at any time prior to the Confirmation Date, with the remaining proponent retaining the right to seek confirmation of the Plan.

Section 13.11 Payment Dates. Whenever any payment to be made under the Plan is due on a day other than a Business Day, such payment will instead be made, without additional interest accruing, on the next Business Day or as soon thereafter as practicable.

Section 13.12 Notices. Any notice, request or demand given or made under the Plan or under the Bankruptcy Code or the Bankruptcy Rules shall be in writing and shall be hand delivered or sent by a reputable overnight courier service, and shall be deemed given when received at the following addresses whether hand delivered or sent by overnight courier service:

If to Proponents:

Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.

Attn: Gregory D. Ellis

3343 Peachtree Road, N.E

East Tower, Suite 550

Atlanta, GA 30326

- and -

Troutman Sanders, LLP

Attn: Jeffrey W. Kelley

Bank of America Plaza

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308-2216

If to the Disbursing Agent: As set forth in the Plan Supplement.

If to the Liquidation Trustee: As set forth in the Plan Supplement.

Section 13.13 Cancellation of Documents. On the Effective Date, except to the extent otherwise provided in the Plan, all notes, instruments, debentures, certificates and other documents evidencing Claims and Equity Interests in Debtor shall be canceled and deemed null, void and terminated.

Section 13.14 Termination of Equity Committee. The appointments of the Equity Committee shall terminate contemporaneously with the execution of the Liquidation Trust Agreement, and the members of the Equity Committee thereafter shall be released and discharged from all further rights and duties arising from or related to the Chapter 11 Case.

Section 13.15 Post-Confirmation Reporting. The Disbursing Agent and the Liquidation Trust shall file reports of their respective activities and financial affairs with the Bankruptcy Court on a Quarterly basis, within twenty (20) days after the conclusion of each such Quarterly calendar period. Any such reports shall be prepared substantially consistent with (both in terms of content and format) currently applicable Bankruptcy Court and United States Trustee guidelines for such matters, or as the Liquidation Trustee or the Disbursing Agent, as applicable, and the United States Trustee may otherwise mutually agree.

Dated: August 29, 2012.

CDC CORPORATION		OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS

By:	/s/ Marcus A. Watson (w/express permission by GDE)	By:
Name:	Marcus A. Watson	Name:	Jeffery P. Minor
Title:	Chief Restructuring Officer	Title:	Chairman
Finley, Colmer and Company		5848 Mitchaw Rd.
5565 Glenridge Connector, Ste. 200		Sylvania, OH 43650
Atlanta, GA 30342		Tel: 419-537-1162
770-668-0637

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.		TROUTMAN SANDERS, LLP Attorneys for the Equity Committee
Attorneys for the Debtor
		By:	/s/ Jeffrey W. Kelley (w/ express permission by GDE)
By:	/s/ Gregory D. Ellis		Jeffrey W. Kelley
	Gregory D. Ellis		Georgia Bar No. 412296
	Georgia Bar No. 245310		jeffrey.kelley@troutmansanders.com
	gellis@lcsenlaw.com	Bank of America Plaza
3343 Peachtree Road, N.E		600 Peachtree Street, N.E., Suite 5200
East Tower, Suite 550		Atlanta, Georgia 30308-2216
Atlanta, GA 30326		(404) 885-3000
(404) 262-7373

EXHIBIT “1”

SCHEDULE OF OPTION INTERESTS

Name	Shares

Asia Pacific Online Limited	799,999
Asia Pacific Online Limited	1,178,333
Barrett, Andrew	435
Bevacqua, Julie	666
Booth, Andrew	118
Borchert, David	90
Bray, Paul	435
Britt, Tom	28,333
Cameron, Bruce	7,778
Chalmers, Lynne	290
Chien, K. F. R	30,000
Clough, John	43,333
Conour, Norma	145
Crooks, David	508
Davis, Cindy	267
Davis, Lorie	87
de Weerd, Herbert	72
Doyle, Dominique	666
Elswood, Paul	600
Feltoe, Debra	136
Fuca, Joseph	363
Fuca, Joseph	540
Golubic, William	32
Goris, Fred	72
Grant, Shawn	2,160
Green, William	1,333
Hall, Mitchell	126
Hannabuss, Julian	666
Hoover, Howard	1,200
Hung, Frank	1,800
Hunt, IV J	180
Johnson, Wanda	36
Katz, Alan	181
Keay, Kate	290
Lau, Edmund	400
Lockhart, Andrea	600
Luu, Sylvia	32
Martin, Lloyd	435
Mills, Judith	1,400
Monahan, Daniel	600
Munro, Scott	1,400

TOTAL	2,106,137

Name	Shares

Patrick, Lisa	666
Payne, Jackson	1,816
Payne, Jackson	666
Peasland, Graham	109
Peng, Jenny	1,400
Pierre, Oscar	908
Prakasam, Nagaraja	196
Prakasam, Nagaraja	327
Prakasam, Nagaraja	834
Rankin, Ben	72
Ray, Kate	653
Riesterer, Lee	666
Riley, Kelly	36
Rodriguez, Sheri	666
Ronk, Carol	1,200
Ronnback, Niklas	800
Rushforth, Jason	2,000
SLC Mana International Limited	5,000
SLC Mana International Limited	13,333
SLC Mana International Limited	600
SLC Mana International Limited	11,666
Sanders, Brandon	181
Schaff, Jonna	600
Schmit, Mark	75
Sell, Bryan	267
Smith, Jill	181
Smith, Lyonn	17
Smith, Lyonn	109
Stead, Carol	118
Tyner, Margaret	32
Uribe, Maria	32
Vaz, Rajan	6,000
Wang, Cheung Yue Fred	15,000
Waters, Scott	666
Weir, Lisa	72
Wolfe, Chris	1,333
Wong, Simon	41,666
Wood, Ian	600
Yu, Sean	834

TOTAL	111,397

GRAND TOTAL	2,217,534

1-1

EXHIBIT “1”

SCHEDULE OF RESTRICTED STOCK AWARDS

Name	Shares

Asia Pacific Online Limited	908,411
Bahl, Monish	7,451
Cameron, Bruce	21,003
Chien, K. F. R	12,480
Chien, K. F. R	24,961
Chien, K. F. R	38,059
Clough, John	82,371
MacLamroc, Alan	8,599
Novajosky, Donald L	860
SLC Mana International Limited	936
SLC Mana International Limited	1,872
Wang, Cheung Yue Fred	6,240
Wang, Cheung Yue Fred	12,480
Wang, Cheung Yue Fred	26,547

TOTAL	1,152,270

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